Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) will be held on Wednesday, April 27, 2016 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada.

The purpose of the meeting is to consider and take action on the following matters:

1.	to receive the consolidated financial statements of the Corporation, together with the auditor’s report thereon, for the year ended December 31, 2015;

2.	to appoint auditors of the Corporation;

3.	to elect directors of the Corporation;

4.	to approve a non-binding advisory resolution on the Corporation’s approach to executive compensation; and

5.	to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management information circular provides detailed information relating to the matters to be considered at the meeting and forms part of this notice.

You are entitled to receive notice of and vote at the meeting if you are a holder of common shares of the Corporation at the close of business on March 4, 2016. If you are a registered shareholder, you have a choice of voting by proxy on the internet, by telephone, by mail or by fax using your proxy form to appoint another person to attend the meeting and act for you, or voting in person by attending the meeting. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone, by mail or by fax and, if you want to vote in person at the meeting, you must appoint yourself as a proxyholder. Your vote will be counted, whether or not you attend the meeting, if you vote in advance of the meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting and Proxies Questions & Answers section in the accompanying management information circular for more information on the voting methods available to you. Completed proxy forms must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. Calgary time on April 25, 2016 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

Your vote is important. Please read the enclosed materials carefully. If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642. A live webcast of the meeting will be available on our website at cenovus.com.

Shareholders, proxyholders and guests will be required to present government-issued photo identification prior to being permitted to enter the meeting. For the safety and security of all those in attendance, the Corporation’s authorized representatives may also inspect bags and shall be entitled to request that bags not be brought into the meeting.

Only registered shareholders and proxyholders are entitled to vote and participate in the business of the meeting. Persons who are not registered shareholders or proxyholders who wish to attend the meeting as a registered guest should request permission to attend in advance of the meeting via email to investor.relations@cenovus.com, by telephone to 1-403-766-7711 (toll-free in Canada: 1-877-766-2066) or by mail to Investor Relations, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5. Persons not entitled or required to be present at the meeting, including registered guests, may be admitted only with the consent of the Chair of the meeting or with consent of the meeting.

By order of the Board of Directors of Cenovus Energy Inc.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 4, 2016

INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.’s board of directors, management and employees, we invite you to attend our 2016 Annual Meeting of Shareholders. The meeting will be held on Wednesday, April 27, 2016 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada. The items of business to be considered and acted on at the meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. and accompanying management information circular.

Following the formal portion of the meeting, management will review our financial and operational performance during 2015, including steps we’ve taken to address continued low oil prices. They will also provide an overview of priorities for 2016 and open the floor to questions from shareholders. If you cannot attend the meeting, we are pleased to offer a live webcast, available on our website at cenovus.com.

Your vote is important to us. Your vote will be counted, whether you vote in person at the meeting or vote in advance of the meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the meeting, you may find it convenient to vote in advance.

We have included a Voting and Proxies Questions & Answers section in the accompanying management information circular for quick reference, or you can contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642, for assistance voting using your proxy form or voting instruction form, as the case may be, or if you have questions relating to the enclosed materials.

Our 2015 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our commitment to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world wants.

Yours truly,

/s/ Michael A. Grandin

   /s/ Brian C. Ferguson

Michael A. Grandin Chair of the Board	Brian C. Ferguson President & Chief Executive Officer

VOTING AND PROXIES QUESTIONS & ANSWERS

This management information circular is delivered in connection with the solicitation by or on behalf of management of Cenovus Energy Inc. (“Cenovus”, the “Corporation”, the “Company”, “we”, “us” or “our”) of proxies for use at the Annual Meeting of Shareholders to be held on Wednesday, April 27, 2016 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada, for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees or agents of Cenovus. We have also retained D.F. King Canada to solicit proxies for us in Canada and the U.S. at a fee of approximately $28,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus.

Your vote is very important to us. If you have questions about any of the information in this circular or require assistance in completing your proxy form or your voting information form, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

Completed proxy forms must be received by our transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”) no later than 2:00 p.m. Calgary time on April 25, 2016 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instructions must be returned in accordance with the instructions on the proxy form.

Unless otherwise stated, the information contained in this circular is given as at the close of business on March 4, 2016 and dollar amounts are expressed in Canadian dollars. As at March 4, 2016, to the knowledge of the directors and executive officers of Cenovus, no person or company beneficially owns or controls or directs, directly or indirectly, common shares of Cenovus (“Common Shares”) carrying 10 percent or more of the voting rights attached to the Common Shares.

Am I entitled to vote? You are entitled to vote if you were a holder of Common Shares as of the close of business on March 4, 2016, the record date for the meeting. Each holder is entitled to one vote for each Common Share held on such date.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the meeting is required to approve each of the matters above, except for the advisory resolution on executive compensation which is not binding on the Corporation. As of March 4, 2016, there were 833,289,845 issued and outstanding Common Shares.

What matters are to be voted on?

•	appointment of auditors;

•	election of directors; and

•	non-binding advisory resolution on our approach to executive compensation.

What if there are amendments? As of the date of this circular, management is not aware of any amendment, variation or other matter to come before the meeting. If you attend the meeting and are eligible to vote, you can vote on any amendment, variation or other matters that come before the meeting in accordance with your wishes. If you are voting by proxy, the persons named in the proxy form will have discretionary authority to vote on any such amendment, variation or other matter.

How can I vote? The easiest way to vote is by proxy on the internet, by telephone, by mail or by fax. You can also vote at the meeting in person. Procedures for each voting method depend on whether you are a Registered Shareholder or a Non-Registered (Beneficial) Shareholder.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•	Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.

•	Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or

Cenovus Energy Inc.	1	2016 Management Information Circular

other intermediary (your “Intermediary”) holds your Common Shares.

•

If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

What is the deadline for receiving my proxy form or voting instruction form?

•

Registered Shareholders: If you are voting your Common Shares by proxy form, Computershare must receive your completed proxy form no later than 2:00 p.m. Calgary time on April 25, 2016 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

•	Non-Registered (Beneficial) Shareholders: Your completed voting instruction form must be returned on or before the deadline specified on the form.

How do I vote if I am a Registered Shareholder? A Registered Shareholder may vote in one of the following ways:

•	Internet: Go to the website indicated on the proxy form and follow the instructions. You will need your control number which is noted on your proxy form.

•

Telephone: Call 1-866-732-VOTE (8683) (toll-free in North America) and follow the voice instructions. You will need your control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•	Mail: Complete, sign and date your proxy form and return it to Computershare in the envelope provided.

•	Fax: Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America).

•	In person: You do not need to complete or return your proxy form. Before entering the meeting, please identify yourself as a Registered Shareholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the meeting, please bring government–issued photo identification.

How do I vote if I am a Non-Registered (Beneficial) Shareholder?

•

You will receive a voting instruction form from your Intermediary asking for your voting instructions before the meeting. Follow these instructions carefully to ensure your Common Shares are voted in accordance with your instructions. Please contact your Intermediary if you did not receive a voting instruction form.

•

Vote by proxy: In most cases, a voting instruction form allows you to vote by proxy by providing your voting instructions on the internet, by telephone, by mail or by fax. If you have the option of providing your voting instructions on the internet or by telephone, go to the website or call the number indicated on your voting instruction form and follow the instructions. You will need your control number which is noted on your voting instruction form.

•

Vote in person: You can vote your Common Shares in person at the meeting if you appoint yourself as the proxyholder for your Common Shares before the meeting by following the instructions on your voting instruction form and returning the completed form in accordance with its instructions. Before entering the meeting, please identify yourself as a proxyholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the meeting, please bring government–issued photo identification.

How does voting by proxy work?

When you sign or electronically submit, as applicable, the proxy form, you authorize appointees, Michael A. Grandin, Chair of our board of directors, or failing him, Brian C. Ferguson, President & Chief Executive Officer and a member of our board of directors, to vote your Common Shares for you at the meeting according to your instructions.

Cenovus Energy Inc.	2	2016 Management Information Circular

You may appoint a person other than the directors named on the enclosed proxy form as proxyholder, by following the steps below:

•

If you are submitting your proxy on the internet, follow the instructions on the website on how to appoint someone else as your proxyholder. If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder. If you are submitting your proxy by mail or fax, write the name of the person you are appointing as proxyholder in the space provided.

•	Make sure the person you appoint is aware that he or she has been appointed as a proxyholder and is planning to attend the meeting.

•

On arrival at the meeting, the proxyholder should identify themselves as a proxyholder to a Computershare representative at the table identified as “Shareholder Registration” to register their attendance. To enter the meeting, the proxyholder is asked to bring government–issued photo identification.

•

If you are an individual shareholder, you or your authorized attorney must sign or electronically submit, as applicable, the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign or electronically submit, as applicable, the proxy form.

•

If you appoint a person other than the directors as proxyholder and you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item to be voted on.

If you need help completing your proxy form, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

How will my Common Shares be voted if I vote by proxy? You can:

•	choose to vote “For” or “Withhold” your vote from the election of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditors.

•	choose to vote “For” or “Against” the non-binding advisory resolution on Cenovus’s approach to executive compensation.

If you return your proxy form but do not indicate how you want to vote your Common Shares, and do not appoint a person other than the director on the proxy form, your vote will be cast FOR the election of each person nominated for election as director, FOR the appointment of PricewaterhouseCoopers LLP as auditors and FOR Cenovus’s approach to executive compensation.

Can I change or revoke my vote?

Registered Shareholders can change a vote previously made by proxy by:

•

completing a proxy form that is dated later than a previously submitted proxy, provided the new form is received by Computershare no later than 2:00 p.m. Calgary time on April 25, 2016 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting;

•

voting again on the internet or by telephone no later than 2:00 p.m. Calgary time on April 25, 2016 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting; or

Registered Shareholders can revoke a vote previously made by proxy:

•

by sending a notice of revocation in writing to the attention of our Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5, so it is received by the close of business Calgary time on April 26, 2016 or, in the case of any adjournment or postponement of the meeting, on the business day immediately preceding the adjourned or postponed meeting;

•	by giving a notice of revocation in writing to the Chair of the meeting on the day of, but prior to the commencement of, the meeting or any adjournment or postponement of the meeting; or

•	in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary’s instructions.

Cenovus Energy Inc.	3	2016 Management Information Circular

BUSINESS OF THE MEETING

1.	FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2015 and the auditor’s report thereon are included in our 2015 Annual Report, which is available on our website at cenovus.com.

2.	APPOINTMENT OF AUDITORS

The board of directors of Cenovus (the “Board” or the “Board of Directors”) unanimously recommends that PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, be appointed as auditors of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP have been our auditors since November 30, 2009. The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2015 and 2014.

($ thousands)	2015	2014
Audit Fees	2,692	2,597
Audit-Related Fees	482	202
Tax Fees	99	110
All Other Fees	Nil	6
Total	3,273	2,915

Audit Fees consist of the aggregate fees billed for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to Cenovus’s debt shelf prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board.

Tax Fees consist of the aggregate fees billed for audit related fees, tax compliance, tax advice and tax planning.

All Other Fees consist of subscriptions to auditor-provided and supported tools.

3.	ELECTION OF DIRECTORS

Cenovus’s articles provide that there must be at least three and no greater than 17 directors. There are currently 10 directors, including Ralph Cunningham, who, after serving on our Board since the Corporation’s inception in 2009, will be retiring from the Board this year and will not stand for re-election. The Corporation would like to thank Mr. Cunningham for his contributions as a member of the Board.

In accordance with our by-laws, the Board of Directors has determined that 11 directors will be elected at the meeting. Shareholders will be asked at the meeting to elect as directors each of the 11 nominees listed below.

•	Patrick D. Daniel

•	Ian W. Delaney

•	Brian C. Ferguson

•	Michael A. Grandin
•	Steven F. Leer

•	Richard J. Marcogliese

•	Valerie A.A. Nielsen

•	Charles M. Rampacek

•	Colin Taylor

•	Wayne G. Thomson

•	Rhonda I. Zygocki

All of the proposed nominees, other than Richard Marcogliese and Rhonda Zygocki, were duly elected as directors at the annual and special meeting of shareholders held on April 29, 2015. Mr. Marcogliese and Ms. Zygocki are new nominees who have not yet joined the Board. Each director will be elected to hold office until the close of the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated. Unless instructed otherwise, the persons named in the accompanying proxy form intend to vote FOR the election of each nominee named below under Information on the Board and Director Nominees – Director Nominees.

Majority Voting Policy

Our Policy on Directors’ Voting Procedures (the “Majority Voting Policy”), provides that in an uncontested election of directors, if any nominee does not receive a greater number of votes “for” than votes “withheld” from his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. The Majority Voting Policy requires such a

Cenovus Energy Inc.	4	2016 Management Information Circular

director to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee will expeditiously consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of exceptional circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board will make its decision to accept or reject the resignation within 90 days after the date of the relevant shareholder meeting. Cenovus will promptly issue a news release regarding the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. The Board may fill the vacancy in accordance with the by-laws of Cenovus and applicable corporate law. Shareholders should note that, as a result of the Majority Voting Policy, a “withhold” vote is effectively the same as a vote against a director nominee in an uncontested election. The Majority Voting Policy is available on our website at cenovus.com.

4.	SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in the Corporation’s approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the “Say on Pay Policy”). The Say on Pay Policy requires an annual non-binding advisory vote on the Corporation’s approach to executive compensation, commonly referred to as a “say on pay” advisory vote. The purpose of the say on pay advisory vote is to provide Board accountability to the shareholders of Cenovus for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves.

Shareholders will be asked at the meeting to vote, on an advisory basis, on the acceptance of Cenovus’s approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions regarding compensation matters. It explains how our compensation programs are centered on a pay for performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the meeting, the Board will consult with its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns. Results from the Board’s review, if necessary, will be discussed in the Corporation’s management information circular for the annual meeting of shareholders of Cenovus to be held in 2017. Shareholders who vote against the resolution may contact the Board in accordance with the Board Shareholder Communication & Engagement Policy to discuss their specific concerns. See the Statement of Corporate Governance Practices section of this circular for a description of this policy.

The Board of Directors unanimously recommends that shareholders vote in favour of the Corporation’s approach to executive compensation. The text of the resolution, subject to such amendments, variations or additions as may be approved at the meeting, is set forth below:

Proposed Resolution

“RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS of Cenovus Energy Inc. (the “Corporation”), that the shareholders accept the Corporation’s approach to executive compensation as disclosed in the Compensation Discussion and Analysis section in the Corporation’s Management Information Circular dated March 4, 2016 and delivered in advance of the 2016 annual meeting of shareholders.”

Unless instructed otherwise, the persons named in the accompanying proxy form intend to vote FOR the proposed resolution.

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INFORMATION ON THE BOARD AND DIRECTOR NOMINEES

DIRECTOR NOMINEES

Patrick D. Daniel Director Since November 2009 Age: 69 Calgary, Alberta, Canada Independent Common Shares(1): 39,348 DSUs(2): 171,487

Mr. Daniel is a director of Canadian Imperial Bank of Commerce; and a director of Capital Power Corporation, a publicly traded North American power producer; and Chair of the North American Review Board of American Air Liquide Holdings, Inc., a subsidiary of a publicly traded industrial gases service company. Mr. Daniel served as a director of Enbridge Inc. (“Enbridge”), a publicly traded energy delivery company, from April 2000 to October 2012. During his tenure with Enbridge, he also served as President & Chief Executive Officer from January 2001 to February 2012 and as Chief Executive Officer from February 2012 to October 2012. He is also a member of the Association of Professional Engineers and Geoscientists of Alberta and chairs the Daniel Family Foundation.

	Board and Board Committees		Meeting Attendance
	Board		8 of 8
	Audit Committee		6 of 6
	Human Resources and Compensation Committee		5 of 5
	Nominating and Corporate Governance Committee		4 of 5
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	535,678,116	95.85%
	Votes Withheld:	23,169,152	4.16%

Ian W. Delaney Director Since November 2009 Age: 72 Toronto, Ontario, Canada Independent Common Shares(1): 150,000 DSUs(2): 215,887

Mr. Delaney is Chairman of The Westaim Corporation, a publicly traded investment company; and Ontario Air Ambulance Services Co., a not-for-profit medical air and ground transportation organization. Mr. Delaney served as a director of Sherritt International Corporation (“Sherritt”), a publicly traded diversified natural resource company that produces nickel, cobalt, thermal coal, oil and gas and electricity, from October 1995 to May 2013. During his tenure with Sherritt, he also served as Chairman from November 1995 to May 2004, Executive Chairman from May 2004 to December 2008, Chairman and Chief Executive Officer from January 2009 to December 2011 and Chairman from January 2012 to May 2013. Mr. Delaney also served as Chairman of UrtheCast Corp. (formerly Longford Energy Inc.), a publicly traded video technology development company, from August 2012 to October 2013 and as a director of Dacha Strategic Metals Inc., a publicly traded investment company focused on the acquisition, storage and trading of strategic metals, from November 2012 to September 2014.

	Board and Board Committees		Meeting Attendance
	Board		8 of 8
	Human Resources and Compensation Committee (Chair)		5 of 5
	Nominating and Corporate Governance Committee		5 of 5
	Safety, Environment and Responsibility Committee		3 of 3
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	534,319,890	95.61%
	Votes Withheld:	24,528,451	4.39%

Brian C. Ferguson(3) Director Since November 2009 Age: 59 Calgary, Alberta, Canada Non-Independent Common Shares(1): 148,050 DSUs(2): 139,687

Mr. Ferguson became President & Chief Executive Officer when Cenovus was formed on November 30, 2009. Mr. Ferguson is accountable for overall leadership of Cenovus’s strategic and operational performance. Prior to leading Cenovus, Mr. Ferguson was Executive Vice-President & Chief Financial Officer of Encana Corporation. His business experience spans a variety of areas including finance, business development, reserves, strategic planning, evaluations and communications. Mr. Ferguson is a Fellow of the Chartered Professional Accountants of Alberta and a member of the Chartered Professional Accountants of Canada. Mr. Ferguson is a director of The Toronto-Dominion Bank, a board member of the Business Council of Canada and a member of the Government of Canada’s Advisory Council on Economic Growth. Mr. Ferguson has served on several other boards, including the Canadian Association of Petroleum Producers (“CAPP”) Board of Governors. He continues to serve on CAPP’s Oil Sands CEO Council; and is Chair of the Calgary Police Foundation and was named Calgary’s first Honourary Deputy Police Chief.

	Board and Board Committees(4)		Meeting Attendance
	Board		8 of 8
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	555,955,453	99.50%
	Votes Withheld:	2,817,450	0.50%

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Michael A. Grandin Director Since November 2009 Age: 71 Calgary, Alberta, Canada Independent Common Shares(1): 123,120 DSUs(2): 167,599

Mr. Grandin is the Chair of Cenovus’s Board. He is also a director of BNS Split Corp. II, a publicly traded investment company; and HSBC Bank Canada. He was Chairman and Chief Executive Officer of Fording Canadian Coal Trust, a publicly traded mining trust, from February 2003 to October 2008, when it was acquired by Teck Cominco Limited. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana Corporation. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary from April 2004 to January 2006.

	Board and Board Committees		Meeting Attendance
	Board (Chair)		8 of 8
	Audit Committee(5)		6 of 6
	Human Resources and Compensation Committee(5)		5 of 5
	Nominating and Corporate Governance Committee (Chair)		5 of 5
	Reserves Committee(5)		3 of 3
	Safety, Environment and Responsibility Committee(5)		3 of 3
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	551,381,598	98.66%
	Votes Withheld:	7,466,743	1.34%

Steven F. Leer Director Since April 2015 Age: 63 Boca Grande, Florida, U.S. Independent Common Shares(1): 2,000 DSUs(2): 15,647

Mr. Leer is a lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider; a lead director of USG Corporation, a publicly traded manufacturer and distributor of high performance building systems; and a director of Parsons Corporation, a private engineering, construction, technical, and management services firm. Mr. Leer served as Chairman of Arch Coal, Inc. (“Arch Coal”), a publicly traded coal producing company, from April 2006 to April 2014, and served as a director of Arch Coal and its predecessor company from 1992 until April 2014. During his tenure with Arch Coal and its predecessor company, he also served as Chief Executive Officer from July 1992 to April 2012 and President from July 1992 to April 2006. He is a member of the Board of Trustees of Washington University in St. Louis and he is a former director of the Business Roundtable and the National Association of Manufacturers.

	Board and Board Committees		Meeting Attendance
	Board		5 of 5(6)
	Audit Committee		3 of 3(6)
	Nominating and Corporate Governance Committee		3 of 3(6)
	Reserves Committee		1 of 1(6)
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	555,887,969	99.47%
	Votes Withheld:	2,960,374	0.53%

Richard J. Marcogliese New Director Nominee Age: 63 Alamo, California, U.S. Independent Common Shares(1): 10,000 DSUs(2): N/A(8)

Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company; Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company; and is presently engaged as an Operations Advisor to the CEO of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operates an oil refining complex on the U.S. Eastern seaboard. Mr. Marcogliese has been a refining Operations Advisor to NTR Partners III LLC, a private investment company, from October 2013 to December 2015; and served as Executive Vice President and Chief Operating Officer of Valero Energy Corporation, a publicly traded international manufacturer and marketer of transportation fuels, petrochemical products and power, from October 2007 to December 2010, and as Executive Vice President, Operations from December 2005 to October 2007. His more than 40-year career in the U.S. refining industry also includes over 25 years with Exxon Mobil Corporation. Mr. Marcogliese has been a past chairman of the Western States Petroleum Association. Mr. Marcogliese is a chemical engineering graduate of New York University.

	Board and Board Committees		Meeting Attendance
	Board		N/A(7)
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	N/A(7)	N/A(7)
	Votes Withheld:	N/A(7)	N/A(7)

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Valerie A.A. Nielsen Director Since November 2009 Age: 70 Victoria, British Columbia, Canada Independent Common Shares(1): Nil DSUs(2): 207,664

Ms. Nielsen was a director of Wajax Corporation, a publicly traded industrial parts and service company, from June 1995 to May 2012. She was also a member and past chair of an advisory group on the General Agreement on Tariffs and Trade and the North America Free Trade Agreement regarding international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002. She is also a past director of the Bank of Canada and of the Canada Olympic Committee. Ms. Nielsen is a member of the Association of Professional Engineers and Geoscientists of Alberta and the Canadian Society of Exploration Geophysicists, and has been awarded the designation of Fellow of Geoscientists Canada.

	Board and Board Committees		Meeting Attendance
	Board		8 of 8
	Audit Committee		6 of 6
	Nominating and Corporate Governance Committee		5 of 5
	Reserves Committee		3 of 3
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	555,745,941	99.46%
	Votes Withheld:	3,027,802	0.54%

Charles M. Rampacek Director Since November 2009 Age: 72 Dallas, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 55,106

Mr. Rampacek is a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment; and Energy Services Holdings, LLC, a private industrial services company that was formed in 2012 from the combination of Ardent Holdings, LLC and another company. Mr. Rampacek previously served as Chair of Ardent Holdings, LLC, from December 2008 to July 2012. Mr. Rampacek also served as a director of Enterprise Products Holdings, LLC, the sole general partner of Enterprise Products Partners, L.P., a publicly traded midstream energy limited partnership, from November 2006 to September 2011; and Pilko & Associates L.P., a private chemical and energy advisory company from September 2011 to February 2014. He serves on the Engineering Advisory Council for the University of Texas and the College of Engineering Leadership Board for the University of Alabama.

	Board and Board Committees		Meeting Attendance
	Board		8 of 8
	Nominating and Corporate Governance Committee		5 of 5
	Reserves Committee		3 of 3
	Safety, Environment and Responsibility Committee		3 of 3
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	553,951,005	99.12%
	Votes Withheld:	4,897,337	0.88%

Colin Taylor Director Since November 2009 Age: 69 Toronto, Ontario, Canada Independent Common Shares(1): 2,300 DSUs(2): 55,106

Mr. Taylor served two consecutive four-year terms as Chief Executive & Managing Partner of Deloitte LLP and then acted as Senior Counsel until his retirement in May 2008. Mr. Taylor is a Fellow of the Chartered Professional Accountants of Ontario and a member of the Chartered Professional Accountants of Canada.

	Board and Board Committees		Meeting Attendance
	Board		8 of 8
	Audit Committee (Chair)		6 of 6
	Human Resources and Compensation Committee		5 of 5
	Nominating and Corporate Governance Committee		5 of 5
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	535,660,138	95.85%
	Votes Withheld:	23,188,204	4.15%

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Wayne G. Thomson Director Since November 2009 Age: 64 Calgary, Alberta, Canada Independent Common Shares(1): 2,130 DSUs(2): 94,550

Mr. Thomson is a director of TVI Pacific Inc., a publicly traded international mining company; Chairman of Maha Energy Inc., a private North American oil and gas company; Chairman of Inventys Thermal Technologies Inc., a private carbon capture technology company; and Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves. Mr. Thomson served as Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company, from November 2011 to August 2014 and as a director from November 2011 to March 2016. Mr. Thomson is a member of the Association of Professional Engineers and Geoscientists of Alberta.

	Board and Board Committees		Meeting Attendance
	Board		8 of 8
	Nominating and Corporate Governance Committee		5 of 5
	Reserves Committee (Chair)		3 of 3
	Safety, Environment and Responsibility Committee		3 of 3
Mr. Thomson was a paid guest at the February 10, 2015 meeting of the Audit Committee.
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	553,543,807	99.06%
	Votes Withheld:	5,229,946	0.94%

Rhonda I. Zygocki New Director Nominee Age: 58 Friday Harbor, Washington, U.S. Independent Common Shares(1): Nil DSUs(2): N/A(8)

Ms. Zygocki served as Executive Vice President, Policy and Planning of Chevron Corporation (“Chevron”), an integrated energy company, from March 2011 until her retirement in February 2015 and prior thereto, during her 34 years with Chevron, which commenced in 1980, she held a number of senior management and executive leadership positions in international operations, strategic planning, policy, government affairs and health, environment and safety. She is a senior advisor with the Center for Strategic and International Studies, a former advisory board member of the Woodrow Wilson International Center of Scholars Canada Institute and a past Management Committee Chair of the International Association of Oil and Gas Producers. Ms. Zygocki graduated from Memorial University of Newfoundland with a bachelor’s degree in civil engineering. In 2011 she was named Alumna of the Year, Memorial University of Newfoundland, and in 2014 she was named as one of the National Diversity Council’s Top 50 Most Powerful Women in Oil and Gas.

	Board and Board Committees		Meeting Attendance
	Board		N/A(7)
	Voting Results of 2015 Annual Meeting	Number	Percentage
	Votes For:	N/A(7)	N/A(7)
	Votes Withheld:	N/A(7)	N/A(7)

Notes:

(1)

Common Shares refers to the number of Common Shares, excluding fractional Common Shares, beneficially owned, or controlled or directed, directly or indirectly, by the nominee as at March 4, 2016. The number of Common Shares held by Mr. Ferguson includes 143,944 Common Shares directly and indirectly owned and 4,106 Common Shares over which he exercises control or direction but does not include Common Shares acquired since December 31, 2015 as a result of reinvestment of dividends or company matching of personal contributions to an investment plan of five percent of base salary.

(2)

Deferred share units (“DSUs”) are not voting securities. See the Director Compensation section of this circular for a description of DSUs. The number of DSUs is reported for each nominee as at March 4, 2016, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Ferguson were attained as an officer of Cenovus and not in his role as director.

(3)	See the Executive Compensation section of this circular for detailed information relating to Mr. Ferguson’s compensation as an officer of Cenovus.
(4)	As a member of management, Mr. Ferguson does not serve on any standing committees of the Board.
(5)

As Board Chair, Mr. Grandin is an ex officio non-voting member of each of the Audit, the Human Resources and Compensation, the Reserves and the Safety, Environment and Responsibility Committees, by standing invitation, and may vote when necessary to achieve quorum.

(6)	Mr. Leer was first elected as a director on April 29, 2015.
(7)	These sections are not applicable because Mr. Marcogliese and Ms. Zygocki were not in 2015, and are not currently, members of the Board.
(8)	Mr. Marcogliese and Ms. Zygocki are not currently eligible to hold DSUs as they are not members of the Board or employees of Cenovus.

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KEY SKILLS AND EXPERIENCE, RESIDENCY, TENURE AND AGE RANGE

The following table summarizes the key skills and experience of each director nominee together with their residency, tenure and age range.

	Residency		Years on Board		Age Range			Skills and Experience

	Canada	United States	0 to 5	6 to 10	59 and under	60 to 69	70+	Senior Level Oil & Gas Industry Experience	Chief Executive Officer Experience	Strategic Planning & Execution	Operations & Resource Development	Refining	Marketing & Transportation	Financial, Accounting & Capital Markets	Risk Management	Human Resources, Compensation & Organizational Management	Government & Stakeholder Relations	Governance	Safety, Environment & Health
Daniel	●			●		●		●	●	●	●		●	●	●	●	●	●	●
Delaney	●			●			●	●	●	●	●	●	●	●		●	●	●
Ferguson	●			●	●			●	●	●	●	●	●	●	●	●	●	●	●
Grandin	●			●			●	●	●	●	●			●	●	●	●	●	●
Leer		●	●			●			●	●			●	●	●	●	●	●	●
Marcogliese		●	●			●		●		●		●		●	●	●	●		●
Nielsen	●			●			●	●		●	●			●	●	●	●	●	●
Rampacek		●		●			●	●	●	●		●	●	●	●	●	●	●	●
Taylor	●			●		●			●	●				●	●	●		●
Thomson	●			●		●		●		●	●			●	●	●	●	●	●
Zygocki		●	●		●			●		●	●			●	●	●	●	●	●

DIRECTOR AND NOMINEE INDEPENDENCE

Our Board is currently composed of 10 directors, nine of whom are independent. Richard Marcogliese and Rhonda Zygocki, our two new director nominees, are also independent. Mr. Ferguson, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of our management. Each committee of the Board, the Audit Committee, the Human Resources and Compensation Committee (“HRC Committee”), the Nominating and Corporate Governance Committee (“NCG Committee”), the Reserves Committee and the Safety, Environment and Responsibility Committee (“SER Committee”), is composed of independent directors.

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in National Instrument 58-101 Disclosure of Corporate Governance Practices. Generally, the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation which could be reasonably expected to interfere with the exercise of the director’s independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation including business, family and other relationships, as well as director tenure.

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DIRECTOR ATTENDANCE

The attendance record of each individual who served as a member of the Board in 2015 for all Board meetings and meetings of standing committees of the board held in 2015 is set out below.

Director	Board	Audit Committee	Human Resources and Compensation Committee	Nominating and Corporate Governance Committee	Reserves Committee	Safety, Environment and Responsibility Committee	Total
Ralph S. Cunningham	7/8	n/a	5/5	5/5	n/a	3/3	20/21 95%
Patrick D. Daniel	8/8	6/6	5/5	4/5	n/a	n/a	23/24 96%
Ian W. Delaney	8/8	n/a	5/5	5/5	n/a	3/3	21/21 100%
Brian C. Ferguson (1)	8/8	n/a	n/a	n/a	n/a	n/a	8/8 100%
Michael A. Grandin (2)	8/8	6/6	5/5	5/5	3/3	3/3	30/30 100%
Steven F. Leer (3)	5/5	3/3	n/a	3/3	1/1	n/a	12/12 100%
Valerie A.A. Nielsen	8/8	6/6	n/a	5/5	3/3	n/a	22/22 100%
Charles M. Rampacek	8/8	n/a	n/a	5/5	3/3	3/3	19/19 100%
Colin Taylor	8/8	6/6	5/5	5/5	n/a	n/a	24/24 100%
Wayne G. Thomson	8/8	n/a	n/a	5/5	3/3	3/3	19/19 100%
Total Meeting Attendance (%)	99%	100%	100%	98%	100%	100%	-
Board and Committee Overall Meeting Attendance:							198/200 99%

Notes:

(1)	As a member of management, Mr. Ferguson does not serve on any standing committees of the Board.
(2)

As Board Chair, Mr. Grandin is an ex officio non-voting member of the Audit Committee, the Human Resources and Compensation Committee, the Reserves Committee and the Safety, Environment and Responsibility Committee, by standing invitation, and may vote when necessary to achieve quorum.

(3)	Mr. Leer was first elected as a director on April 29, 2015 and was appointed to the Audit Committee, the Nominating and Corporate Governance Committee and the Reserves Committee as of such date.

COMMITTEE MEMBERSHIPS

The following table identifies the standing committees of the Board and the members of each committee as at March 4, 2016:

Standing Committees (Number of Members)
Director	Audit Committee (5)	Human Resources Committee (5)	Nominating and Corporate Governance Committee (9)	Reserves Committee (5)	Safety, Environment and Responsibility Committee (5)
Ralph S. Cunningham		X	X		Chair
Patrick D. Daniel	X	X	X
Ian W. Delaney (1)		Chair	X		X
Brian C. Ferguson (2)
Michael A. Grandin (3)	X	X	Chair	X	X
Steven F. Leer (4)	X		X	X
Valerie A.A. Nielsen	X		X	X
Charles M. Rampacek			X	X	X
Colin Taylor	Chair	X	X
Wayne G. Thomson			X	Chair	X

Notes:

(1)	Mr. Delaney is Vice-Chair of the Nominating and Corporate Governance Committee.
(2)	Mr. Ferguson is not a member of any standing committee of the Board; however, he attends committee meetings. His committee meeting attendance is not recorded, as he is not a member of the committees.
(3)

As Board Chair, Mr. Grandin is an ex officio non-voting member of the Audit Committee, the Human Resources Committee, the Reserves Committee and the Safety, Environment and Responsibility Committee, by standing invitation, and may vote when necessary to achieve quorum. Mr. Grandin attends as his schedule permits.

(4)	Mr. Leer was elected as a director on April 29, 2015 and was appointed to the Audit Committee, the Nominating and Corporate Governance Committee and the Reserves Committee as of such date.

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OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that directors may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the director to effectively serve on our Audit Committee.

The table below sets out the other reporting issuers for which Cenovus directors and director nominees serve as directors and the stock exchange on which such issuers are listed.

Director / Nominee	Reporting Issuer	Stock Exchange
Ralph S. Cunningham	TETRA Technologies, Inc.	NYSE
Patrick D. Daniel	Canadian Imperial Bank of Commerce	TSX, NYSE
	Capital Power Corporation	TSX
Ian W. Delaney	The Westaim Corporation	TSX-V
Brian C. Ferguson	The Toronto-Dominion Bank	TSX, NYSE
Michael A. Grandin	BNS Split Corp II	TSX
	HSBC Bank Canada	TSX
Steven F. Leer	Norfolk Southern Corporation	NYSE
	USG Corporation	NSYE
Richard J. Marcogliese (1)	None	-
Valerie A.A. Nielsen	None	-
Charles M. Rampacek	Flowserve Corporation	NYSE
Colin Taylor	None	-
Wayne G. Thomson	TVI Pacific Inc.	TSX
Rhonda I. Zygocki (2)	None	-

Notes:

(1)	Mr. Marcogliese is a new director nominee.
(2)	Ms. Zygocki is a new director nominee.

INTERLOCKING BOARD MEMBERSHIP

The Board considers it to be a good governance practice to avoid interlocking relationships if possible. As at March 4, 2016, none of the current directors or director nominees serve together as directors on the boards of other reporting issuers.

OTHER DISCLOSURES FOR DIRECTOR NOMINEES

To our knowledge, none of our director nominees is, as at the date of this circular, or has been, within 10 years before the date of this circular, a director, chief executive officer or chief financial officer of any company (including Cenovus) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) and that was issued while the director nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, other than as described below, none of our director nominees: (a) is, as at the date of this circular, or has been within 10 years before the date of this circular, a director or executive officer of any company (including Cenovus) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director nominee.

To our knowledge, none of our director nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority

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or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder deciding whether to vote for a director nominee.

Mr. Delaney was a director of OPTI Canada Inc. (“OPTI”) when it commenced proceedings for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) on July 13, 2011. Ernst & Young Inc. was appointed as monitor of OPTI. On November 28, 2011, OPTI announced that it had closed a transaction whereby a subsidiary of CNOOC Limited acquired all of the outstanding securities of OPTI pursuant to a plan of arrangement under the CCAA and the Canada Business Corporations Act.

On June 25, 2001, USG Corporation (“USG”) and 10 of its subsidiaries filed for reorganization under Chapter 11 of the Bankruptcy Code (U.S.). On June 20, 2005, Mr. Leer joined the board of directors of USG. On February 17,

2006, USG announced a joint plan of reorganization pursuant to which all creditors would be paid in full. On June 20, 2006, the plan received court approval and USG and those subsidiaries emerged from bankruptcy.

Mr. Rampacek was the Chairman and President & Chief Executive Officer of Probex Corporation (“Probex”) in 2003 when it filed a petition seeking relief under Chapter 7 of the Bankruptcy Code (U.S.). In 2005, as a result of the bankruptcy, two complaints seeking recovery of certain alleged losses were filed against former Probex officers and directors, including Mr. Rampacek. These complaints were defended by American International Group, Inc. (“AIG”) in accordance with the Probex director and officer insurance policy and settlement was reached and paid by AIG, with bankruptcy court approval, in 2006. An additional complaint was filed in 2005 against noteholders of certain Probex debt, of which Mr. Rampacek was a party. A settlement of $2,000 was reached, with bankruptcy court approval, in 2006.

BOARD ASSESSMENT AND RENEWAL

Board Renewal

Annually, the NCG Committee conducts a performance evaluation of the effectiveness and contribution of the Board, Board committees and individual directors. As part of such evaluation, the NCG Committee evaluates the need for changes to Board and committee composition based on an analysis of the skills, expertise and industry experience necessary for the Corporation. In 2014, the NCG Committee embarked upon an active program to consider potential director candidates to further progress Board renewal at Cenovus. The NCG Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The NCG Committee and the Board also recognize that a director’s experience and knowledge of Cenovus’s business is a valuable resource. Accordingly, the Board believes that Cenovus and its shareholders are better served with the regular assessment of the effectiveness and contribution of the Board, Board committees and individual directors together with periodic Board renewal, rather than on arbitrary age and tenure limits. Accordingly, the Board has not adopted a formal term limit for directors.

Director Nominee Identification Process

One of the NCG Committee’s most important responsibilities is to identify, evaluate and recommend candidates for the Board. The NCG Committee receives and evaluates suggestions for candidates from individual directors and the President & Chief Executive Officer. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

The Board believes that its membership should be composed of highly qualified directors who demonstrate integrity and suitability for overseeing Cenovus management. Accordingly, all Board appointments are made on merit, in the context of the skills, expertise, experience and independence which the Board as a whole requires to be effective. Cenovus recognizes and embraces the benefits of having a diverse Board which includes and makes good use of differences in the skills, expertise and industry experience, gender, ethnicity, age and other distinctions between directors. Accordingly, consistent with

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the Board Diversity Policy, the NCG Committee considers these differences in determining the optimum composition of the Board and aims to balance them appropriately.

To support these goals, as part of the annual performance evaluation of the effectiveness of the Board, Board committees and individual directors and when identifying suitable candidates for appointment to the Board, the NCG Committee reviews the skills matrix (see Skills Matrix below), which illustrates the skills, expertise and industry experience identified as being most important to Cenovus that are possessed by directors currently standing for election, as well as diversity criteria and other distinctions between such directors.

Skills Matrix

The succession planning process involves the use of a skills matrix, which helps the NCG Committee and the Board identify any gaps in the skills, expertise and industry experience identified as being most important to Cenovus following a review of recommended best practices, the Board Mandate, the Board Diversity Policy, Cenovus’s long-range plan and peer group disclosure. As reflected in the skills matrix chart found in the section regarding Information on Directors and Director Nominees – Key Skills and Experience, Residency, Tenure and Age Range, which lists the skills and experience of our nominees together with their residency, tenure and age range, the NCG Committee has identified the following key skills and experience when assessing the qualification of the Board:

•	Senior Level Oil & Gas Industry Experience

•	Chief Executive Officer Experience

•	Strategic Planning & Execution

•	Operations & Resource Development

•	Refining

•	Marketing & Transportation

•	Financial, Accounting & Capital Markets

•	Risk Management

•	Human Resources, Compensation & Organizational Management

•	Government & Stakeholder Relations

•	Governance

•	Safety, Environment & Health

Board Diversity Policy

In February 2015, the Board, with the objective of improving its effectiveness, approved the adoption of the Board Diversity Policy. The Board Diversity Policy recognizes the contribution that diversity, including gender, makes to prudent decision-making and strategic thinking and includes a commitment to identify and nominate candidates for director who are highly qualified based on their skills, expertise and industry experience and to consider diversity criteria, including gender, ethnicity, age and other distinctions between directors, when determining the optimum composition and evaluating the effectiveness of the Board.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available and as a result cannot commit to selecting a candidate where diversity is a decisive factor above all other considerations. The Board Diversity Policy includes an aspirational target to have at least one-third of independent members of the Board be women by 2020 and commits the Board to periodically, but at least once every five years, consider the need for a renewal program intended to achieve what the Board believes to be a then desirable distribution of skills, age, gender and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the NCG Committee believes that such changes can be made over reasonable and appropriate periods of time.

The Board Diversity Policy is available on our website at cenovus.com.

Board Assessment Process

We have established practices for the regular evaluation of the effectiveness of our Board, the Board committees and each director.

The NCG Committee is responsible for assessing the effectiveness and contribution of our Board, Board committees and individual directors. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair of the NCG Committee in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as

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periodic self and peer evaluation forms. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions, as well as considering the strengths that each director’s gender, ethnicity, age and other distinctions bring to the Board.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the

Chair of the Board, Chair of the NCG Committee and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee’s assessments.

DIRECTOR COMPENSATION

Bringing years of industry experience and a strong mix of skills, our Board of Directors oversees the management of our business, focused on preserving and progressing shareholder value. Director compensation is overseen by the Human Resources and Compensation Committee (“HRC Committee”) of the Board as outlined in its mandate (see the following sections of this circular for additional HRC Committee information: Information on Directors and Director Nominees and Information on Directors and Director Nominees - Key Skills and Experience, Residency, Tenure and Age Range).

Director Compensation Philosophy

Cenovus’s non-employee director compensation package takes into account the following elements:

•	importance of attracting experienced and skilled individuals to serve as directors;

•	alignment of our non-employee directors’ interests with those of our shareholders;
•

review of the elements and level of compensation for directors of companies of comparable size and scope to Cenovus, using the same compensation peer group as for our executive officers (see the “Our Approach to Compensation” section within the Compensation Discussion and Analysis (“CD&A”) section of this circular);

•	the time commitment and responsibilities assumed when serving on our Board and Board committees; and

•	the fiduciary nature of the role requiring independence of thought and action.

The compensation package, which is reviewed annually, consists of at-risk DSUs (which may only be redeemed upon the departure of the director from Cenovus), retainers and fees, and expense reimbursement. We believe that the grant of DSUs to our non-employee directors establishes important alignment of interests between directors and shareholders.

Compensation Structure

For 2015, the fee structure for our non-employee directors was as follows:

Amount
Board Chair
Fixed compensation
Annual retainer – Board Chair	$250,000
At-risk equity-based incentives
DSUs (units)	7,500
Non-employee Directors (excluding the Board Chair)
Fixed compensation
Annual retainer	$30,000
Supplemental fee – acting as Chair of Board committee (annual)	$7,500
Additional supplemental fee – acting as Audit Committee Chair (annual)	$7,500
Board meeting fee and committee meeting fee (per meeting)	$1,500
At-risk equity-based incentives
DSUs (units)	6,500

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The annual retainers and supplemental fees are paid in quarterly installments and are pro-rated for periods of partial service.

Each non-employee director is reimbursed for travel and other expenses for attending Board or Board committee meetings. In addition, for each Board or Board committee meeting where the director is normally resident outside of western Canada, or when the location of a Board or Board committee meeting is outside of western Canada and away from the director’s place of residence, an additional fee of $1,500 is paid to the director for any one travel event.

Our President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus.

Deferred Share Units

Each non-employee director is provided with an annual grant of DSUs under the Deferred Share Unit Plan for Directors of Cenovus Energy Inc. This annual grant of DSUs is made on January 1 of each year. Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Our non-employee directors also have the option to elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs.

DSUs vest when they are credited to the director’s account. DSUs may only be redeemed upon the departure of the director from Cenovus, either by resignation, termination or retirement. When a director departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from the Board. The value of DSUs that may be redeemed is equal to the number of DSUs in the director’s account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the director in cash on an after-tax basis.

Director Compensation Table

The following table summarizes the annual compensation earned by our non-employee directors for the year ended December 31, 2015. As shown below, a significant portion of our non-employee directors’ total compensation is in the form of at-risk DSUs providing important linkage to the value of Common Shares and alignment of interests with shareholders.

Name	Fees Earned ($)	Share-Based Awards(1) ($)		All Other Compensation ($)		Total ($)
Michael A. Grandin (Board Chair)	250,000	179,775	(2)	5,940	(7)	435,715
Ralph S. Cunningham	76,500	155,805	(3)	9,000	(8)	241,305
Patrick D. Daniel(5)	64,500	155,805	(3)	Nil		220,305
Ian W. Delaney(6)	79,500	155,805	(3)	10,500	(8)	245,805
Steven F. Leer(6)	45,667	150,345	(4)	7,500	(8)	203,512
Valerie A.A. Nielsen(5)	63,000	155,805	(3)	Nil		218,805
Charles M. Rampacek	69,000	155,805	(3)	10,500	(8)	235,305
Colin Taylor	93,000	155,805	(3)	10,500	(8)	259,305
Wayne G. Thomson	67,500	155,805	(3)	Nil		223,305

Notes:

(1)

Share-Based Awards reflect the value vested during the year and is calculated as the number of units vested times the December 31, 2014 closing price of a Common Share on the Toronto Stock Exchange (“TSX”) of $23.97, which is the market value of the DSUs on the vesting date. For Mr. Leer who joined the Board on April 29, 2015, the value vested during the year is calculated as the number of units vested times the April 28, 2015 closing price of a Common Share on the TSX of $23.13. There are no unvested DSUs.

(2)

Represents the market value on the grant date of DSUs granted to our Board Chair, Mr. Grandin on January 1, 2015, which is also the vesting date of the DSUs. This amount is calculated as the number of DSUs granted on January 1, 2015 (7,500) times the closing price of a Common Share on the TSX on December 31, 2014 of $23.97.

(3)

Represents the market value on the grant date of DSUs granted to our directors (excluding the Board Chair and Mr. Leer) on January 1, 2015, which is also the vesting date of the DSUs. This amount is calculated as the number of DSUs granted on January 1, 2015 (6,500) times the closing price of a Common Share on the TSX on December 31, 2014 of $23.97.

(4)

Represents the market value on the grant date of DSUs granted to Mr. Leer on April 29, 2015, which is also the vesting date of the DSUs. This amount is calculated as the number of DSUs granted on April 29, 2015 (6,500) times the closing price of a Common Share on the TSX on April 28, 2015 of $23.13.

(5)	Elected to receive 25 percent of fees earned in the form of DSUs.
(6)	Elected to receive 100 percent of fees earned in the form of DSUs.
(7)	Represents paid parking provided to our Board Chair.
(8)	Represents travel fees earned by our directors as applicable.

Cenovus Energy Inc.	16	2016 Management Information Circular

Share Ownership Guidelines

In carrying out its mandate, the HRC Committee reviews director share ownership and recommends to the Board for approval, director share ownership guidelines.

Each non-employee director is required to maintain certain minimum holdings of Common Shares, which may include holdings of DSUs, set by the HRC Committee. A new director would be required to achieve the share ownership guidelines within five years after the director joins the Board. The minimum holding requirement is equal to three times total compensation calculated as at December 31 and reported in Cenovus’s annual management information circular.

As of March 4, 2016, all of our non-employee directors were in compliance with our share ownership guidelines, demonstrating their commitment to supporting and advancing Cenovus’s business performance and associated shareholder value. The following table illustrates the value of their holdings and demonstrates their commitment.

	Beneficial Share Holdings(1)			Share
	Common			Ownership
	Shares	DSUs(2)	Total	Guideline
Name	($)	($)	($)	($)	Status
Michael A. Grandin (Board Chair)	2,057,335	2,800,579	4,857,914	1,307,145	In compliance
Ralph S. Cunningham	Nil	2,857,995	2,857,995	723,915	In compliance
Patrick D. Daniel	657,505	2,865,548	3,523,053	660,915	In compliance
Ian W. Delaney	2,506,500	3,607,472	6,113,972	737,415	In compliance
Steven F. Leer	33,420	261,461	294,881	610,536	In compliance(3)
Valerie A.A. Nielsen	Nil	3,470,065	3,470,065	656,415	In compliance
Charles M. Rampacek	Nil	920,821	920,821	705,915	In compliance
Colin Taylor	38,433	920,821	959,254	777,915	In compliance
Wayne G. Thomson	35,592	1,579,931	1,615,523	669,915	In compliance

Notes:

(1)

The value of “Beneficial Share Holdings” was determined by multiplying the number of Common Shares and DSUs held by each director as of March 4, 2016 by the closing price of a Common Share on such date of $16.71.

(2)

Holdings of DSUs include DSUs of Encana Corporation held by directors of Cenovus that were exchanged for Cenovus DSUs pursuant to the Plan of Arrangement involving Encana Corporation (“Encana”) and Cenovus (the “Arrangement”). The fair value of the Cenovus DSUs credited to each director was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

(3)	Mr. Leer joined the Board on April 29, 2015 and has five years, until April 29, 2020, to achieve the share ownership guideline.

EXECUTIVE COMPENSATION

Dear Fellow Shareholders,

2015 presented one of the most challenging business environments experienced in the energy industry for over thirty years. A global economic slowdown, continued market volatility, political changes both federally and provincially, and a prolonged period of low oil prices. These are the key challenges faced by Cenovus and its leadership this past year. Faced with this difficult business environment in 2015, executive compensation decisions made by the Board were tied to total shareholder return (“TSR”), on both an absolute and relative basis, for all components of executive compensation.

Our 2015 Performance

In spite of the market challenges faced in 2015, Cenovus delivered strong operating and financial performance. Long before the drop in oil prices, Cenovus’s leadership was working hard to make Cenovus stronger and more financially resilient. As prices dropped in 2015, Cenovus’s leadership team delivered substantial, sustainable cost reductions and strengthened capital discipline. Oil sands operating costs were reduced by 25 percent. Production growth targets at our oil sands operations were achieved and we had our best workplace safety performance since Cenovus became a corporation in 2009.

Steps taken by management in early 2015 to help ensure the company’s financial resilience allowed it to have a very strong balance sheet at the end of 2015. Cenovus finished the year with $4.1 billion of cash and cash equivalents on the balance sheet, and had in excess of $8.0 billion of liquidity.

Cenovus Energy Inc.	17	2016 Management Information Circular

TSR for Cenovus continued to be significantly impacted by the almost 50 percent reduction in the annual average West Texas Intermediate (“WTI”) crude oil price from 2014 to 2015. Cenovus’s TSR was down an average of 24 percent in 2015 compared to 2014, which is consistent with the S&P TSX Energy Index (down 23 percent) and compares to the TSR of our compensation peer group (down an average of 30 percent).

Pay for Performance Compensation Decisions in 2015

Decisions for 2015 executive compensation were closely tied to TSR, both on an absolute and relative basis, in all respects, with the Board exercising discretion to align the interests of our executive officers to the interests of you, our shareholders. The Board retained an independent advisor, Hugessen Consulting, in January 2016, to provide independent advice to assist the Board with its decisions for the 2015 annual performance bonus and other compensation related matters.

The Board took firm action in response to the market conditions and decided to reduce the total cash compensation (base salary and cash bonus) of our named executive officers (“NEOs”). For our President & Chief Executive Officer, his cash bonus was limited to 56 percent of target, resulting in a reduction of 11 percent to his total cash compensation from 2014. The 2015 total direct compensation (base salary, bonus and long-term incentives) of our President & Chief Executive Officer has declined over 25 percent since 2012, and is now at the 31st percentile of total direct compensation of Presidents & Chief Executive Officers of our compensation peer group.

We decided to not increase the annual base salaries of the NEOs for 2015 and instead, decided to hold them at 2013 levels. This decision demonstrated our discipline in maintaining our cost structures and recognizing market conditions.

Another decision regarding cash compensation was the 2015 annual performance bonus. In these challenging economic times, our Board recognized that the decisions of our executive officers were more complex, to address the volatility and ever-changing market forces facing the Company. Despite these challenges, Cenovus’s NEOs made important decisions at the right time to position Cenovus well into 2016.

Looking independently at the Company’s strong operating and financial performance based on the balanced scorecard that represents the many performance metrics rated by the Company over the course of the year, a corporate score of 150 was determined.

However, the Board did not use the corporate score of 150 to determine the 2015 annual performance bonus of our employees, including our NEOs and President & Chief Executive Officer. Rather, the Board exercised its discretion to reduce the corporate score to 100 for the 2015 annual performance bonus.

For the NEOs, we exercised our discretion further, to reduce the cash amount of their annual performance bonuses to 75 percent of the 2014 annual performance bonus and payment of the balance was deferred through the grant of restricted share units (“RSUs”), the number of units being based on the February 2015 option exercise price of $22.22 instead of the 2016 grant date share price, such that a lower number of units were granted. Overall, therefore, the annual performance bonus for the President & Chief Executive Officer was rewarded at 88 percent of target as a result of the Board exercising its discretion in the current environment.

The long-term incentive (“LTI”) awards granted in 2015 also demonstrated financial discipline, a pay for performance alignment and further exercise of discretion. The Board decided to hold the number of stock options granted to our NEOs at 2014 levels. For the President & Chief Executive Officer, we also held the value of performance share units (“PSUs”) granted to the 2014 value. As a result, the grant date values for LTIs granted in 2015 are lower than the 2014 LTI grant date values for our NEOs.

We believe our decisions reflect the difficult economic conditions facing the Company and the resulting reduction in the Company’s share price, and align executive compensation with shareholder interests.

Cenovus Energy Inc.	18	2016 Management Information Circular

Aligning Pay with Performance

In response to comments we were hearing about the performance measure we were using for vesting of our performance share units (“PSUs”), we introduced relative TSR as the sole performance measure in 2015. Therefore, for LTIs, the experience of our executive officers is clearly aligned to that of our shareholders, based solely on share price performance.

With approximately 80 percent of our NEOs’ compensation in the form of “at risk” incentive awards, our NEOs have been impacted by the reduction in share price in 2015. In fact, the realizable pay of our NEOs, including our President & Chief Executive Officer, is approximately 50 percent of the grant date compensation values shown in the Summary Compensation Table for each of the past three years. The slight increase in realizable pay in 2015 is due to the change in LTI design in response to shareholder comments, to introduce relative TSR as the performance measure with a three year vesting, compared to our prior approach where the LTI recycle ratio was determined annually. In 2015, the reduction in value of 50 percent is greater than the reduction in share price of 24 percent.

The Future

The Board believes the true value of Cenovus lies in the future. It is critical that the Company follow its stated strategy as closely as possible, concentrating Company resources on its near-term most valuable assets and continuing to integrate cost consciousness into all of the Company’s everyday activities. We believe these actions, together with substantial financial capacity, will make it possible for Cenovus to not only survive, but to seize opportunities if, as and when they arise. We look forward to the renewed strength of our industry and Cenovus in the future. We believe that Cenovus is in a strong position to meet the challenges of the current economic environment and emerge from this downturn well managed and prepared to prosper and continue to realize Cenovus’s full potential for its shareholders.

We are also confident that the decisions we made to reduce the compensation of our NEOs for 2015 reflect the current difficult economic environment. We are also conducting a review of our executive compensation program in 2016, to ensure it is structured to reward strong performance and align our executive officers’ compensation with the interests of our shareholders. The decisions made in 2015 were difficult decisions, and we hope as you reflect on them that you will vote in favor of our say on pay advisory vote.

Thank you for your support, and for taking the time to review our CD&A and supporting our approach to compensation for our executive officers.

/s/ Michael A. Grandin

   /s/ Ian W. Delaney

Michael A. Grandin	Ian W. Delaney
Chair of the Board	Chair of the HRC Committee

Cenovus Energy Inc.	19	2016 Management Information Circular

2015 PERFORMANCE AND COMPENSATION DECISIONS

The last two years have been challenging for companies in the energy sector, with the dramatic decrease in crude oil prices. The 59 percent reduction in the annual average WTI crude oil price since September 2014 has substantially impacted the energy industry and the share prices of all energy companies operating within it. For Cenovus, total shareholder return was down an average of 24 percent in 2015 compared to 2014, which is consistent with the S&P TSX Energy Index (down 23 percent) and compares to the average TSR of our compensation peer group of -30 percent.

As described below, the compensation decisions made by our Board reflect the difficult market conditions faced by Cenovus and reflect our pay for performance philosophy, where the pay decisions made by our Board are consistent with TSR performance and align to the interests of shareholders.

Performance Graph

The following graph compares the cumulative TSR for Cenovus on the TSX of $100 invested in Common Shares over the period December 31, 2010 to December 31, 2015 to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Energy Index, over the same period. All calculations assume the quarterly reinvestment of dividends.

	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	Compounded Annual Growth Rate(1)

CVE (TSX)	100	104	105	99	82	62	9.0%
S&P/TSX Composite Index	100	91	98	110	122	112	2.3%
S&P/TSX Energy Index	100	90	90	102	97	75	5.5%

Note:

(1)	The compounded annual growth rate shown represents the time period from December 31, 2010 to December 31, 2015.

Alignment of Performance and Executive Compensation

Since 2012, the total compensation of our President & Chief Executive Officer has declined 25 percent. In each of the last three years, our NEOs’ realizable pay is 50 percent or less of the total compensation granted and reported in the Summary Compensation Table. This reduction in realizable pay aligns to the Company’s share price performance and illustrates how our Board made decisions to align NEO compensation to the interests and experience of shareholders.

The decline in Cenovus’s TSR in the past two years is clearly represented in the realizable compensation of our NEOs. A significant portion (80 percent on average) of our NEOs’ total direct compensation is provided in the form of at-risk elements such as annual performance bonus and LTI awards, to provide strong alignment to the return of shareholders.

This alignment is currently evident in the stock option grants made to our NEOs in the period 2011 through 2015, which have grant prices

Cenovus Energy Inc.	20	2016 Management Information Circular

higher than the December 31, 2015 Common Share price and thus no current realizable value. This is explicitly shown in the Outstanding Option-Based and Share-Based Awards table in the CD&A section of this circular.

Realizable Pay

Evidence of the alignment of our NEOs’ compensation experience to the experience of our shareholders is demonstrated through the following realizable pay illustrations.

The graph shown in the Letter to Shareholders in the Executive Compensation section of this circular illustrates the granted pay to our President & Chief Executive Officer over the past three years as compared to his realizable pay. As illustrated, the realizable pay of our President & Chief Executive Officer is approximately 50 percent or less than the granted pay value shown in the Summary Compensation Table and is therefore aligned to the reduction in TSR for those same years. As such, pay for performance alignment is clearly demonstrated.

The following table compares the granted pay awarded to our President & Chief Executive Officer relative to the realizable pay value for the period 2013 to 2015. The table also compares the value of $100 of granted pay in relation to the value of $100 invested in the Common Shares at the beginning of the periods indicated.

As can be seen, over the last three years (2013 to 2015) the reduction in realizable pay experienced by the President & Chief Executive Officer has been greater than the reduction in investment value of a shareholder. For example, in 2015 the value of $100 in pay granted to our President & Chief Executive Officer was $51 at the end of the period, while a shareholder that invested $100 for that same period held $76 in value at the end of the period.

			Value of $100
Year	Granted Pay(1)	Realizable Pay(2)	Period	President & CEO(3)	Shareholder Cumulative Value(4)
2013	9,244,774	4,623,617	2012-12-31 to 2015-12-31	50	59
2014	8,436,635	3,069,804	2013-12-31 to 2015-12-31	36	62
2015	7,954,525	4,073,703	2014-12-31 to 2015-12-31	51	76

Notes:

(1)	Includes base salary, annual performance bonus, pension, all other compensation and grant date value of long-term incentives as reported in the Summary Compensation Table.
(2)

Includes base salary, annual performance bonus, pension, all other compensation, and PSUs valued at the December 31, 2015 Common Share price based on 2015 performance factor. Stock options at December 31, 2015 were not in the money and valued at zero (see the Outstanding Option-Based and Share-Based Awards table in the CD&A section of this circular).

(3)	Represents the actual value to Mr. Ferguson for each $100 awarded in the Summary Compensation Table for the period as indicated and ending December 31, 2015.
(4)	Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming annual dividend reinvestment.

Overall, the realizable pay illustrated above demonstrates the clear alignment between the design of the incentive programs delivered to our NEOs, the compensation decisions made by our Board and the performance of Cenovus’s share price, and the experience of our shareholders.

Cenovus Energy Inc.	21	2016 Management Information Circular

2015 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Adhering to our Pay for Performance Compensation Philosophy.

A number of important decisions regarding the compensation for our President & Chief Executive Officer and our other NEOs were made by the HRC Committee and our Board for the 2015 year, reflecting the challenges faced in both 2014 and 2015. Overall, the total granted pay to our NEOs was generally reduced from 2014 levels and total cash compensation is at the lowest level for our President & Chief Executive Officer since he has been in the role.

The decisions made for the 2015 compensation of our President & Chief Executive Officer and our other NEOs as described below illustrate that we met our pay for performance compensation philosophy and aligned the interests of our executive officers to the interests of our shareholders in this difficult environment.

Base Salary - Frozen for 2015

Our President & Chief Executive Officer and our other NEOs have not received increases in their annual base salary for three years. Our Board determined in February 2015 to hold the 2015 annual base salaries of our President & Chief Executive Officer at the same level as was paid in 2013. This decision was made based upon a review of market based data, consideration of share price performance of the Corporation and the difficult and challenging business environment. In the Board’s opinion, base salary had to remain frozen with low crude oil prices.

Annual Performance Bonus – Reduced Bonus Amount for 2015

For the 2015 year, our Board had difficult decisions to make regarding the annual performance bonuses of our President & Chief Executive Officer and our other NEOs. In 2015, Cenovus performed well on those areas within its control and delivered on its key commitments to shareholders, achieving sustainable cost savings across its business while increasing its reserves and maintaining a strong balance sheet. Yet, crude oil prices and as a result, our share price, continued to decline.

Our Board evaluated the performance of the Corporation and our executive officers in the corporate scorecard based on the key performance measures and the achievement of those measures in 2015 and determined a corporate score of 150, as described in more detail below under the heading Our 2015 Performance in the 2015 Performance and Compensation Decisions – Executive Compensation section of this circular.

Faced with the dilemma of strong corporate performance in a dropping market, for 2015 our Board exercised discretion and determined 2015 annual performance bonuses for our President & Chief Executive Officer and our NEOs at less than target rather than the approved corporate score of 150. The exercise of discretion for a second year in a row reduced the total cash amount of the 2015 annual performance bonus to 75 percent of the 2014 bonus amount paid and resulted in bonuses paid at less than target in general. The balance of the 2015 annual performance bonus was deferred in the form of a grant of RSUs, the number of units being determined using the February 2015 option exercise price of $22.22 rather than the 2016 grant date share price. Decisions for the 2015 annual performance bonus were made primarily in comparison to the Canadian oil sands companies in our compensation peer group. Details of each NEOs’ performance are provided in the individual executive compensation summaries under the heading Executive Performance Summaries in the 2015 Performance and Compensation Decisions – Executive Compensation section of this circular.

Long-Term Incentives – Total Grant Value Reduced for 2015

Decisions about 2015 long-term incentive grants were made in February 2015, when market and economic conditions had declined from the same time period in 2014. The Board decided, in light of declining crude oil prices continuing to impact share price, to reduce the value of the 2015 long-term incentive grants to our President & Chief Executive Officer and our other NEOs by granting the same number of units of stock options as were granted in 2014. For the President & Chief Executive Officer, the Board also restricted the value of PSUs granted in 2015 to the same value as granted in 2014. This resulted in lower grant values for the 2015 awards of long-term incentives compared to 2014.

Coupled with the reduction in realizable pay, the reduced total compensation of our NEOs of 15 percent on average from 2013 (and 25 percent from 2012) as shown in the Summary Compensation Table in the CD&A section of this circular, represents clear alignment to the share price decline and interests of our shareholders.

Cenovus Energy Inc.	22	2016 Management Information Circular

Executive Performance Summaries

The following section provides a 2015 performance summary for each of the NEOs and references the 2015 Cenovus Performance Summary Table and Company-wide Scorecard Results below.

Brian C. Ferguson

President & Chief Executive Officer

As President & Chief Executive Officer, Mr. Ferguson is responsible for overall leadership of Cenovus’s strategic and operational performance. He is also a director of Cenovus.

2015 Results

•      Led Cenovus in taking a number of decisive steps to improve its financial resilience and reinforce its strong balance sheet

•      Delivered strong capital discipline, reducing capital budget to reflect declining crude oil prices

•      Achieved significant sustainable cost savings across Cenovus’s business

•      Took prudent measures to reduce general and administrative (“G&A”) costs, including a 24 percent reduction in workforce

•      Increased 2015 proved reserves by seven percent compared to 2014, while decreasing finding and development costs by 60 percent

•      Including hedging, market access commitments and downstream integrations, positioned Cenovus to mitigate the impact of swings in the Canadian light-heavy oil price differential for more than 85 percent of anticipated heavy oil production

•      Led the Company’s participation, with other industry and environmental leaders, in making recommendations and supporting the Government of Alberta’s new climate plan

Metric	Assessment
Capital spending	$1.7 billion, cut 44 percent from 2014 – Exceeded expectations
Cost savings	Approximately $540 million through capital, operating and G&A spending reductions – Exceeded expectations
Operating cash flow	$2.4 billion, down 42 percent from 2014 due to significant decrease in average benchmark commodity prices – Met expectations
Net debt to capitalization ratio	16 percent, below industry average – Exceeded expectations

Mr. Ferguson’s 2015 total direct compensation:

•	strongly aligns his compensation with shareholder interests

•	was reduced 4 percent from 2014, 12 percent from 2013 and 25 percent from 2012, with 2015 total cash compensation lower than his total cash compensation paid in 2010

•	was at the 31st percentile of the total direct compensation of Presidents & Chief Executive Officers of our compensation peer group (compared to the most recent market data available)

82 percent of Mr. Ferguson’s 2015 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and LTIs).

The positioning of Mr. Ferguson’s total direct compensation reflects the performance of Cenovus in 2015 and aligns with our pay for performance compensation philosophy.

Compensation earned in 2015%
Fixed
Base Salary	$1,350,000	18%
At-risk
Annual Performance Bonus(1)	$1,188,920	15%
Long-term Incentives
PSUs(2)	$2,799,986	67%
Cenovus Options(3)	$2,141,896
Total direct compensation	$7,480,802	100%
Notes:
(1)	The Board exercised negative discretion to reduce the cash portion of the annual performance bonus in light of the economic environment and share price performance
(2)	Number of PSUs granted in 2015 = 121,264
(3)	Number of Cenovus Options granted in 2015 = 598,295

Cenovus Energy Inc.	23	2016 Management Information Circular

Ivor M. Ruste

Executive Vice-President & Chief Financial Officer

Mr. Ruste oversees a team accountable for the Corporation’s financial, risk and compliance functions including accounting and financial reporting, financial performance and analysis, treasury, tax, market and enterprise risk, and acquisitions and divestitures. He is also accountable for the Company’s supply chain management and procurement activities as well as oversight of the Corporation’s security, business conduct and ethics, and enterprise assurance, including internal audit.

2015 Results

•       Led activities to build a strong balance sheet, including sale of royalty and fee land business in July and bought-deal common share issuance in March, finishing 2015 with approximately $8 billion in available liquidity

•       Leadership of “attacking cost structures” project resulting in cost savings of more than twice the $200 million in annual savings originally targeted at the beginning of 2015

Metric	Assessment
Net debt to capitalization ratio	16 percent, lower than industry average – Exceeded expectations
Cash flow	$1.7 billion, down 51% from 2014 – Met expectations
Cost savings	Approximately $540 million through capital, operating and G&A spending reductions – Exceeded expectations

79 percent of Mr. Ruste’s 2015 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

Compensation earned in 2015%
Fixed
Base Salary	$590,000	21%
At-risk
Annual Performance Bonus(1)	$425,068	15%
Long-term Incentives
PSUs(2)	$1,111,506	64%
Cenovus Options(3)	$688,473
Total direct compensation	$2,815,047	100%
Notes:
(1)	The Board exercised negative discretion to reduce the cash portion of the annual performance bonus in light of the economic environment and share price performance
(2)	Number of PSUs granted in 2015 = 48,138
(3)	Number of Cenovus Options granted in 2015 = 192,311

Cenovus Energy Inc.	24	2016 Management Information Circular

Harbir S. Chhina

Executive Vice-President, Oil Sands Development

Mr. Chhina is accountable for developing Cenovus’s oil sands growth potential including Foster Creek, Christina Lake, Narrows Lake and our new resource plays. He is also accountable for technology development that is specifically focused on improving our operations and ensuring Cenovus’s information services support our business needs.

2015 Results

•       Increased production from Foster Creek and Christina Lake oil sands projects while significantly reducing per-unit operating costs compared with 2014

•       Strong steam-to-oil ratios at both Foster Creek and Christina Lake

Metric	Assessment
Oil sands non-fuel operating costs	Reduced by 19 percent to $7.66/barrel from 2014 – Exceeded expectations
Proved reserves	Increased 7 percent compared to 2014, while decreasing finding and development costs by 60 percent – Met expectations
Steam to oil ratios	Foster Creek – 2.5 – Met expectations Christina Lake – 1.7 – Exceeded expectations

79 percent of Mr. Chhina’s 2015 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

Compensation earned in 2015%
Fixed
Base Salary	$650,000	21%
At-risk
Annual Performance Bonus(1)	$390,739	13%
Long-term Incentives
PSUs(2)	$1,120,281	66%
Cenovus Options(3)	$879,717
Total direct compensation	$3,040,737	100%
Notes:
(1)	The Board exercised negative discretion to reduce the cash portion of the annual performance bonus in light of the economic environment and share price performance
(2)	Number of PSUs granted in 2015 = 48,518
(3)	Number of Cenovus Options granted in 2015 = 245,731

Cenovus Energy Inc.	25	2016 Management Information Circular

Robert W. Pease

Executive Vice-President, Corporate Strategy & President, Downstream

Mr. Pease is accountable for Cenovus’s strategic business plan, including portfolio management. He is also accountable for our refining joint venture, all commercial activities associated with crude oil, diluent, natural gas, natural gas liquids and other hydrocarbon products produced or acquired by Cenovus, and with developing short-term and long-term strategies aimed at maximizing value along the integrated value chain. Mr. Pease also ensures Cenovus’s marketing and hedging strategies reduce the Corporation’s exposure to risk and commodity price fluctuations.

2015 Results

•       Development of focused strategy to implement opportunities identified by market access task force

•       Development and execution of rail strategy

•       Leadership of downstream business opportunities and partnership with Phillips 66

Metric	Assessment
Operating cash flow from refining and marketing	Grew almost 80 percent to $385 million – Exceeded expectations
Market access	Purchase of Bruderheim Energy Terminal – Exceeded expectations

82 percent of Mr. Pease’s 2015 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

Compensation earned in 2015%
Fixed
Base Salary(1)	$600,000	18%
At-risk
Annual Performance Bonus	$469,411	14%
Long-term Incentives
PSUs(2)	$1,511,518	68%
Cenovus Options(3)	$688,477
Total direct compensation	$3,269,406	100%

Notes:

(1)	The Board exercised negative discretion to reduce the cash portion of the annual performance bonus in light of the economic environment and share price performance
(2)	Number of PSUs granted in 2015 = 65,462
(3)	Number of Cenovus Options granted in 2015 = 192,312

Cenovus Energy Inc.	26	2016 Management Information Circular

John K. Brannan (retiring)

Executive Vice-President & Chief Operating Officer and Executive Transition Advisor

Until September 1, 2015, Mr. Brannan was responsible for all our upstream projects and operations, including governance of our partnership with ConocoPhillips. He also led the centralized supply services and health and safety functions. From September 1, 2015 to December 31, 2015, Mr. Brannan acted as Executive Transition Advisor.

2015 Results

•       Strong leadership of safety culture in Operations

•       Oil sands growth through increased production at both Foster Creek and Christina Lake while reducing per-unit operating costs

•       Facilitated transition of Operations leadership on retirement

Metric	Assessment
Total recordable injury frequency (TRIF)	Strongest safety performance since Cenovus became a corporation in 2009, employee TRIF 60 percent below budget – Exceeded expectations
Oil sands operating costs	Declined 25 percent in 2015 – Exceeded expectations

78 percent of Mr. Brannan’s 2015 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

Compensation earned in 2015%
Fixed
Base Salary	$760,000	22%
At-risk
Annual Performance Bonus(1)	$535,455	16%
Long-term Incentives
PSUs(2)	$1,049,995	62%
Cenovus Options(3)	$1,050,000

Total direct compensation	$3,395,450	100%
Notes:
(1)	The Board exercised negative discretion to reduce the cash portion of the annual performance bonus in light of the economic environment and share price performance
(2)	Number of PSUs granted in 2015 = 45,474
(3)	Number of Cenovus Options granted in 2015 = 293,296

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OUR 2015 PERFORMANCE

In 2015, Cenovus delivered on what was within our control and took numerous and necessary decisive actions. As a result, our operating, environmental, financial and strategic performance as evaluated on our corporate scorecard outperformed our targets in many categories.

Production was above budget and operating unit costs were 23 percent below budget. We made substantial, sustainable cost reductions and maintained capital discipline. We continued to achieve production growth at our oil sands operations and had our best workplace safety performance since we became a corporation in 2009. We continued to deliver an industry leading steam to oil ratio at Christina Lake.

In 2015, we shifted to a more moderate and focused pace of operations, and completed a $1.5 billion equity issue, sold our royalty and fee land business for $3.3 billion and reduced our workforce by 24 percent. As a result, we ended the year with a very strong balance sheet.

Environmental and strategic initiatives were achieved, including demonstrated support of the Government of Alberta’s climate policy, involvement in the new cleantech fund partnership Evok Innovations, and activities to improve market access such as the acquisition of the Bruderheim Energy Terminal.

These achievements are summarized in our corporate score, determined as follows:

Performance Measure	Absolute Weighting	Relative Weighting	Absolute Scores (75%)	Relative Scores (25%)	Cenovus 2015 Scores
Operational Performance	38%	17%	170	125	85

Environmental Actions	5%	-	170		9

Consolidated Financial Performance	17%	8%	150	110	34

Strategic Initiatives/Accomplishments	15%	-	150		23

Fatality Adjustment					Nil
	75%	25%			150

The corporate score of 150 out of 200 reflects our success in meeting or exceeding our targets as outlined in the Company-wide Scorecard. The performance measure categories focus performance on the most important elements of our business and strategy, and incent appropriate risk taking. As described above, the annual performance bonus was not paid at the corporate score of 150 but rather, was paid at the lower score of 100.

Detailed information regarding our 2015 corporate performance, including measurement of our performance against our targets, is shown in the following 2015 Cenovus Performance Summary Table and Company-wide Scorecard Results as follows.

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2015 Cenovus Performance Summary Table and Company–wide Scorecard Results

Performance Measures	2015 Target	2015 Results	Performance Assessment	Score
Operational Performance – Absolute Weighting 38%, Relative Weighting 17%
Oil & NGLs Production	Budget	9 percent increase in oil sands production from 2014, to 140,320 bbls/d	Met expectations	85
Gas Production	Budget	10 percent reduction in natural gas production from 2014, to 441 MMcf/d	Exceeded expectations
Capital Investment	Budget	44 percent decrease in capital spending, due to significantly reduced crude oil prices, illustrating strong decision-making	Exceeded expectations
Total Operating Costs – per unit	Budget	Reduced oil sands non-fuel operating costs 19 percent from 2014 Total operating costs 23 percent below budget #1 in oil sands peer group(1)	Exceeded expectations
SOR – Christina Lake	Hold/improve prior year Exceed industry	1.7 in 2015, a slight improvement from 2014 SOR of 1.8 #1 in oil sands peer group(1)	Exceeded expectations
SOR – Foster Creek	Hold/improve prior year Exceed industry	2.5 in 2015, a slight improvement from 2014 SOR of 2.6 #4 in oil sands peer group(1)	Met expectations
Safety Performance – TRIF	Improve prior year Exceed industry	Strongest safety performance as an independent company, employee TRIF 60 percent below budget	Exceeded expectations
Environmental Actions – Absolute Weighting 5%
Strong leadership in collaborative new climate change policy announced by the Province of Alberta on November 22, 2015, supporting responsible resource development			Exceeded expectations	9
Involvement in developing a new Cleantech fund partnership, Evok Innovations, with the British Columbia Cleantech CEO Alliance and Suncor Energy			Exceeded expectations
Consolidated Financial Performance – Absolute Weighting 17%, Relative Weighting 8%
Cash Flow	Budget	Cash flow per share of $2.07/share 18 percent above budget	Exceeded expectations	34
Operating Earnings	Budget	Down significantly due to reduced capital program and significant crude oil price decline	Met expectations
Net Debt to Adjusted EBITDA	Relative to peers	1.2 times Lowest of oil sands peer group(1)	Exceeded expectations
Net Debt to Capitalization	Relative to peers	16 percent Lowest of oil sands peer group(1)	Exceeded expectations
Strategic Initiatives/Accomplishments – Absolute Weighting 15%
Realized significant cost savings through 2015 resulting in lower operating costs, indirect costs, G&A and capital – realized goal of attacking cost structures			Exceeded expectations	23
Successful workforce management through transition to a new functional model, changes to compensation programs, change leadership initiatives, execution of executive succession plan and 24 percent reduction in workforce in response to market conditions			Exceeded expectations
Advanced market access through purchase of Bruderheim Energy Terminal			Exceeded expectations
ACHIEVED CORPORATE PERFORMANCE				150

“Exceeded expectations” indicates areas where we exceeded our targets by five percent or more, “Met expectations” where we achieved our targets within five percent and “Underperformed” where we missed our targets by five percent or more.

For disclosure with respect to the references to non-GAAP measures such as cash flow, operating earnings, debt to adjusted EBITDA, debt to capitalization and information relating to the presentation of reserves data and other oil and natural gas information, see Advisories at the end of this circular.

Note:

(1)

The peer group used for purposes of relative performance measure comparisons in the Company-wide Scorecard generally includes the following companies: Canadian Natural Resources Limited, Husky Energy Inc., Imperial Oil Limited, MEG Energy Corp., and Suncor Energy Inc. (collectively the “oil sands peer group”), who are considered to have comparable business and operations to Cenovus based on size, complexity and nature of business. Comparisons are based on publicly disclosed information. For total operating costs, Crescent Point Energy Corp., Penn West Petroleum Ltd. and Canadian Oil Sands Limited were also included in the peer group comparison.

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COMPENSATION DISCUSSION AND ANALYSIS

OUR EXECUTIVE OFFICERS

To ensure we meet our commitments to our shareholders, our employees and the communities in which we conduct our business, we depend on our highly–skilled, committed and experienced team of executive officers to develop and execute our strategy.

For 2015, we will report compensation for our five named executive officers (collectively our “NEOs”):

Brian C. Ferguson	President & Chief Executive Officer
Ivor M. Ruste	Executive Vice–President & Chief Financial Officer
Harbir S. Chhina	Executive Vice–President, Oil Sands
Robert W. Pease	Executive Vice–President, Markets, Products & Transportation
John K. Brannan (retiring)	Executive Vice–President & Chief Operating Officer and Executive Transition Advisor

OUR COMPENSATION PHILOSOPHY

Our compensation philosophy demonstrates how we provide value to our employees and our executive officers and how we align their interests with the interests of our shareholders. Specifically:

•	Cenovus strives to be an employer of choice in the business in which it competes.

•	We pay for performance, reflecting both individual and Company performance, as well as expected behaviours.

•	Our compensation includes competitive salaries, comprehensive benefits, and annual and long-term incentives.

•	We differentiate individual total compensation based on individual capability, performance and potential.

•	We consider retention when rewarding total direct compensation.

•

Compensation is designed to be competitive by positioning the total compensation of our executive officers to provide higher compensation for superior performance and to be in the top quartile of our compensation peer group for outstanding performance. Similarly, for lesser performance, we will provide lower total compensation through our annual and long–term incentive programs.

•

We recognize that total compensation may be impacted by increases and decreases in commodity prices that may occur as a result of the cyclical nature of our business. As such, we test the total compensation of our executive officers for various performance outcomes to understand how these changes will impact compensation and will exercise discretion in our decision-making to reflect market conditions.

Overall, we believe our compensation philosophy demonstrates a keen focus on pay for performance.

Pay for Performance Alignment

We align our pay programs with our strategy and risk profile. The HRC Committee validates the program design through the following mechanisms:

•	Scenario testing of the compensation program.

•	Compensation program risk assessment and updates.

•	Independent advice from compensation consultants.

•	Strong understanding and alignment of Cenovus’s business, operating risks and financial risks to compensation decisions.

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COMPENSATION GOVERNANCE AT A GLANCE

Strong governance, pay for performance and managed risk taking are fundamental to our compensation program.

Our programs are designed to attract and retain high performing employees, align employee interests with the interests of our shareholders and manage excessive risk taking that could have a material adverse effect on the Corporation. The following table summarizes the key features of our compensation programs which are important individually, and when taken together, demonstrate our strong governance and pay for performance philosophy.

Key Governance Practices	Objectives
	Risk Mitigation	Retention	Shareholder Alignment

Compensation Programs Reflect Responsibilities and Compensation Risk of Executive Officers

The compensation programs for our executive officers reflect their responsibilities and impact on corporate results, providing for more at-risk compensation

	✓	✓	✓
Payout Limits The annual performance bonus and performance share unit payout are subject to payout limits and performance thresholds	✓		✓
Share Ownership Guidelines Our executive officers are required to maintain certain minimum holdings of Common Shares, which may include holdings of DSUs	✓		✓

Option to Defer a Portion of the Annual Performance Bonus

All employees including executive officers may elect to convert a portion of their annual performance bonus to DSUs, which can only be redeemed on departure

		✓	✓

Hedging Prohibited

Cenovus’s Policy on Disclosure, Confidentiality and Employee Trading prohibits the entering into of financial derivative transactions which could result in profit from Cenovus’s share price falling

	✓		✓

Impact of Improper Actions on Compensation

Our HRC Committee will utilize its discretion to adjust compensation including annual performance bonus payments and long-term incentive grants and recover payments made in cases of gross willful misconduct by our executive officers resulting in a material misstatement of our financial position; reviewing introduction of formal clawback policy for executive officers

	✓		✓
Policy Compliance Like all employees, on an annual basis our executive officers provide their commitment to seven key policies or practices that guide the behaviours we expect of our staff	✓
Succession Planning A fulsome succession planning process exists to support retention of key employees and plan for our future success	✓	✓
Change in Control Agreements The change in control agreements with our executive officers provide for a “double trigger” for payment of severance benefits	✓	✓
Compensation Program Risk Assessment Our compensation program risk assessment is updated every two years to ensure our compensation program does not incent undue risk taking	✓		✓

Overlap of Board Committees

Overlap of Board committee members helps to provide context in terms of compensation risk management; Board members who are not HRC Committee members are invited to and may attend the HRC Committee meetings

✓

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Say on Pay vote

In 2010, to enhance transparency regarding our Board’s philosophy, principles and approach to executive compensation, our Board adopted a Shareholder Advisory Vote on Executive Compensation Policy. In 2012, this policy was amended to provide for a “say on pay” non-binding advisory vote to be held each year at our annual meeting of shareholders. Since we introduced a say on pay advisory vote, we have achieved an 86 percent vote in favour of the components of our compensation program. Our HRC Committee continues to assess and review our compensation programs so we can continue to meet the expectations of our shareholders and achieve strong results from our annual say on pay advisory vote.

The full text of our Say on Pay Policy is available on our website at cenovus.com. For more information on our Say on Pay Policy, see the Business of the Meeting – Shareholder Advisory Vote on Executive Compensation section in this circular.

COMPENSATION GOVERNANCE

As outlined in the Board of Directors’ Mandate, the Board is responsible for approval of compensation for our President & Chief Executive Officer and the other executive officers. The HRC Committee assists the Board in carrying out its responsibilities by reviewing compensation and human resource matters in support of the achievement of the Corporation’s business strategy and by making recommendations to the Board.

Our HRC Committee

Our HRC Committee is made up of independent non-employee directors who bring different perspectives, approaches and importantly great experience to the governance over our compensation program. They are highly experienced senior executives who have dealt with numerous compensation issues in the course of their careers. This experience is utilized in the oversight they provide at our HRC Committee meetings. As well, these directors bring relevant experience in making decisions at a high level in corporate matters and in the areas of risk management and governance. These perspectives provide a strong level of governance and inquiry in respect of our compensation program, decisions regarding executive compensation and in the many other human resources matters they are responsible for as outlined in the HRC Committee mandate (see the Human Resources and Compensation Committee section of the Statement of Corporate Governance Practices section of this circular).

A Skills Matrix can be found in the Information on Directors and Director Nominees - Key Skills and Experience, Residency, Tenure and Age

Range section of this circular. Additional information regarding our HRC Committee members is provided in the individual director biographies found in the Information on Directors and Director Nominees section of this circular.

Additionally, a brief description of the direct experience of each of the HRC Committee members that enables them to make decisions on the suitability of the Corporation’s compensation policies and practices follows:

Ian W. Delaney (HRC Committee Chair) – Mr. Delaney has been an HRC Committee member and the HRC Committee Chair since the formation of Cenovus in late 2009. He also was a member of the HRC committee of the predecessor company of Cenovus. In addition, over his approximately 18 year tenure with Sherritt International Corporation, Mr. Delaney was Chairman of the Board of Directors, Executive Chairman and Chairman and Chief Executive Officer, having a decision-making role in respect of compensation matters for that corporation.

Ralph S. Cunningham – Mr. Cunningham has been a member of the HRC Committee since the inception of our Company in late 2009 and was a member of the HRC committee of the predecessor company of Cenovus for several years. In addition, Mr. Cunningham was a member of the Agrium Inc. Human Resources Committee. He has experience as a Board Chairman and President and Chief Executive Officer, providing him with significant experience on human resources matters.

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Patrick D. Daniel – Mr. Daniel has been a member of the HRC Committee since the inception of Cenovus in late 2009. Mr. Daniel was the President and Chief Executive Officer and subsequently the Chief Executive Officer of Enbridge Inc. for over 12 years. Mr. Daniel is also a director and sits on the Management Resources and Compensation Committee of Canadian Imperial Bank of Commerce.

Michael A. Grandin – Mr. Grandin has been the Chairman of the Board of Directors of Cenovus since its inception in late 2009 and has been a member of and was Chair of the HRC committee of its predecessor company. Mr. Grandin was also the Chairman of the Board and Chief Executive Officer of Fording Canadian Coal Trust for approximately five years.

Colin Taylor – As Chief Executive and Managing Partner of Deloitte & Touche for an eight year period, Mr. Taylor was directly responsible for human resource matters including compensation. Mr. Taylor has been a member of the HRC Committee since the inception of Cenovus in late 2009.

Executive Compensation Consultants

From December 2009 to December 2015, Cenovus engaged the services of Willis Towers Watson for advice regarding the competitiveness of our compensation program as a whole. Specifically, the HRC Committee received advice from Willis Towers Watson on the following items:

•

Regular competitive analysis of the elements of our compensation program, including base salary, annual performance bonus program, long-term incentive program, retirement and pension benefits and other compensation.

•	Review of the objectives and principles that we use to design our compensation philosophy and program, including advice regarding our compensation and performance peer groups.

•	Information on trends and best practices in compensation philosophy and program design, using various research methods including compensation and workforce surveys.

In addition, management receives advice on the provision of comprehensive retirement programs and pension plan advice from Willis Towers

Watson, including acting as our actuary for pension plan matters and as an asset management consultant for our pension and investment plans.

Neither our Board nor HRC Committee pre-approve the services retained by management since they are standard in nature and do not present any conflicts with the services retained by the HRC Committee.

The retainer with Willis Towers Watson included commenting and advising on the information provided to the HRC Committee by management concerning our executive officers and particularly regarding the compensation of our President & Chief Executive Officer. As outlined by an independence letter between Willis Towers Watson and the HRC Committee, the Willis Towers Watson work for our HRC Committee was independent from other services provided directly to management. To ensure independence, there was a clear reporting relationship between Willis Towers Watson and the HRC Committee, regular meetings were held between Willis Towers Watson and the HRC Committee without management present, and executive compensation consulting advice was retained and managed directly by the Chair of the HRC Committee. In addition, the individuals at Willis Towers Watson leading the work for the HRC Committee were not responsible for or compensated for any other work done by Willis Towers Watson at the request of management (for example, pension and asset management advice). The HRC Committee was confident that the protocols in place were effective and that it received independent advice from Towers Watson.

Effective January 2016, the HRC Committee retained the services of Hugessen Consulting as its independent compensation consultant, to review and provide advice and perspective to the HRC Committee on analysis and recommendations put forward by management and Willis Towers Watson (who remained as management’s compensation consultant), and to develop proposals or information for the HRC Committee on request. In 2016, Hugessen Consulting assisted the Board with its decisions for the 2015 annual performance bonus and other compensation related matters for $55,000 in fees. Hugessen Consulting does not provide any services to management.

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The following table provides information about the fees paid to Willis Towers Watson in respect of its services provided to the HRC Committee and to management in respect of the years ended December 31, 2015 and December 31, 2014.

	2015 (000’s)	2014 (000’s)
Executive Compensation-Related Fees	$572	$ 631
All Other Fees	$1,747	$1,670

Executive Compensation-Related Fees consist of the aggregate fees billed by Willis Towers Watson for services related to determining compensation for any of the Corporation’s directors and executive officers and other services related to the HRC Committee executing its mandate.

All Other Fees consist of the aggregate fees billed for all other services provided by Willis Towers Watson that are not included in Executive Compensation-Related Fees, as more specifically described above. In 2015, a comprehensive compensation program review was conducted with the assistance of Towers Watson, resulting in higher fees paid.

Risk and Governance

The HRC Committee’s primary duties and responsibilities are to review, monitor and make recommendations to the Board with respect to compensation philosophy and compensation program design; potential risks posed to Cenovus’s financial or reputational well–being by the Corporation’s compensation program; director compensation; executive officer compensation, including the President & Chief Executive Officer; competitive compensation analysis; succession planning for executive officers; performance measures for short and long–term incentive plans; and pension and investment plan governance, design and funding.

It is essential that the compensation program design takes into account the risks Cenovus is exposed to in the pursuit of its strategic objectives. It is important for executive compensation to be linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental responsibility and market access. Shareholder value is increased through effective risk management and sound operational business practices and controls which are aligned to the long-term strategic objectives of the Corporation.

Compensation Risk Assessment

Willis Towers Watson prepared a comprehensive risk assessment of Cenovus’s compensation program as a whole in 2011, which was updated in 2013. The objective of the review and update is to determine if there are any elements of our compensation program that could result in undue risk being undertaken and to identify any risks that are likely to have a material adverse effect on the Corporation.

Based on the 2013 updated report of Willis Towers Watson and the key risk mitigating features assessed, it does not appear that there are any significant risks arising from Cenovus’s compensation program that are reasonably likely to have a material adverse effect on the Corporation.

We continuously review our compensation programs and take into account any recommendations or commentary from this report. Based on current market conditions and cost saving initiatives, we reviewed our 2013 updated report and decided to conduct an update of our compensation program risk assessment in 2016.

Share Ownership Guidelines

We believe it is important to closely align the interests of our executive officers with our shareholders. One key way to accomplish this is to require that our executive officers maintain certain minimum holdings of Common Shares, (which may include holdings of DSUs). The executive officer share ownership guidelines are reviewed regularly by the HRC Committee. An increase to the share ownership guidelines was implemented in December 2013, with the new guidelines to be achieved by our executive officers by December 2016. New executive officers have five years from their appointment to achieve the share ownership guidelines. All of our executive officers are in compliance with our share ownership guidelines.

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The following table sets forth the share ownership guidelines and the value of the beneficial share holdings of the NEOs.

Name	Share Ownership Summary
	Share Ownership Guideline	Beneficial Share Holdings(1)	Share Ownership Multiple	Status
Brian C. Ferguson	5x base salary	$7,900,499	5.85	In compliance
Ivor M. Ruste	2.5x base salary	$1,986,200	3.36	In compliance
Harbir S. Chhina	2.5x base salary	$11,131,002	17.12	In compliance
Robert W. Pease	2.5x base salary	$387,114	0.64	In compliance(2)
John K. Brannan (retiring)(3)	4x base salary	$3,419,181	4.49	In compliance

Notes:

(1)	The value of “Beneficial Share Holdings” was determined using the greater of the NEOs purchase price or the closing price of Common Shares on March 4, 2016.
(2)	Mr. Pease has until June 4, 2019 to achieve the guideline of 2.5 times annual base salary.
(3)	Mr. Brannan ceased to be a reporting insider and subject to share ownership guidelines on September 1, 2015. The summary reflects his holdings as at that date.

Policy Compliance

Like all employees, on an annual basis our executive officers provide their commitment to seven key policies or practices that guide the behaviours we expect of our staff. Six of the seven key policies and practices are: Corporate Responsibility Policy, Code of Business Conduct & Ethics, Alcohol & Drug Policy, Non–Harassment Practice, Intellectual Property Practice and Records and Information Management Policy.

The seventh policy that our executive officers and directors are subject to and which they evidence their commitment to annually is our Policy on Confidentiality, Disclosure and Employee Trading.

This policy includes a provision prohibiting their ability to enter into financial derivative transactions which could result in profit from Cenovus’s share price falling. Prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the executive officer or director.

These policies contribute to a strong corporate culture which serves to protect and enhance Cenovus’s reputation and contribute to the creation of long–term shareholder value.

OUR APPROACH TO COMPENSATION

Competitive Compensation Levels

We participate in annual compensation surveys that are conducted by various compensation consulting firms to monitor how our compensation compares to our compensation peer group. These surveys are useful for determining compensation trends and provide guidance to assist in determining how well we are meeting our compensation program principles.

We target to have the total direct compensation of our executive officers at a level that is consistent with the total direct compensation provided by our compensation peer group to their executive officers. Specifically, we target the total direct compensation for our executive officers to be at the 50th percentile of our compensation peer group (as described below) while maintaining the ability to provide higher compensation for superior performance. The Board reserves the right to exercise discretion in determining the compensation paid.

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Compensation Peer Group

Our compensation peer group is made up of North American oil and gas companies of similar size and complexity to Cenovus, with market capitalization historically greater than $10 billion and annual revenue of greater than $5 billion. In light of current market conditions, our compensation peer group was considered to continue to be representative of the peers of Cenovus, with Cenovus at the 55th percentile on revenue and the 37th percentile on market capitalization.

This peer group is a representative industry sample of primarily large Canadian oil and gas companies, with three U.S. companies included that are considered to have a comparable business focus to Cenovus. For the 2015 annual performance bonus, the Board focused primarily on Canadian companies with oil sands operations.

Company	2014 Revenue ($Billion)	Market Capitalization December 31, 2015 ($Billion)
Canadian Natural Resources Limited	18.9	33.1
Devon Energy Corporation	19.4	18.2
Enbridge Inc.	37.6	39.4
Encana Corporation	8.9	5.9
Husky Energy Inc.	24.1	14.1
Imperial Oil Limited	34.7	38.2
Marathon Oil Corporation	12.1	11.8
Murphy Oil Corporation	5.8	5.3
Suncor Energy Inc.	40.0	51.6
TransCanada Corporation	10.2	32.0
50th Percentile	19.1	25.1
Cenovus Energy Inc.	19.6	14.6

THE COMPONENTS OF OUR COMPENSATION PROGRAM

We provide a total compensation package that provides a level of fixed compensation while allowing for the ability to reward strong performance through at-risk compensation components such as annual performance bonus and long–term incentive awards.

Components of our Compensation Program

Overview

Our compensation programs are designed to attract and retain high performing employees, align employee interests with the interests of our shareholders and manage excessive risk taking that could have a material adverse effect on the Corporation. We pay for performance, reflecting both individual and corporate performance, as well as expected behaviours. The compensation components outlined below reflect the varying nature and expectations for performance from an annual perspective to a long–term perspective.

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The following illustration shows how the components of our compensation work together to achieve our compensation philosophy and provide clear pay for performance alignment, particularly as it relates to the at-risk portion of executive compensation. The majority of executive compensation is at–risk and linked to performance.

	Total Direct Compensation (“TDC”)				Indirect Compensation

Program	Base Salary	Annual Performance Bonus Maximum award level at two times target	Long-term Incentives		Benefits & Perquisites

			Performance Share Units 50% Maximum performance multiplier of two times target	Stock Options 50%

Purpose	Reflects individual capability and sustained performance in executing day to day accountabilities of the job.	Rewards individual and corporate performance achieved in the year. The Board reserves the right to exercise discretion in determining the amount to be paid.

Granted based on individual performance and potential, considering retention as required. They reward The achievement of longer-term Company performance and align interests with shareholders.

The Board reserves the right to exercise discretion in determining the amount granted.

Provides long-term financial security, supports retention of our employees and achieves a competitive total compensation package.

Performance Period	Annual reviews	1 Year	3 Years	7 Year term

Percent of 2015 TDC	CEO - 18% Other NEOs - 21%	CEO - 15% Other NEOs - 14%	CEO - 67% Other NEOs - 65%

	Increases based on performance and market data	Payout at risk As represented above, 82 percent of the CEO’s TDC is at-risk.			Low risk – financial security and retention focused

Base Salary

Base salary reflects individual capability and sustained performance in executing day to day accountabilities of the job.

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

Annual Performance Bonus Program

Rewards individual and corporate performance achieved in the year.

The annual performance bonus award is made up of two components: corporate award and individual award. The more impact a role has on overall corporate results, the more the bonus will be aligned with the corporate award. Individual awards will continue to be based on individual results and behaviours.

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The weightings for our annual performance bonus program are as follows:

Job Level	Annual Performance Bonus Weighting
President & Chief Executive Officer	100% Corporate Award(1)
Executive Vice–Presidents	70% Corporate Award
30% Individual Award
All other Employees	Ranging from:
40% Individual Award – 60% Corporate Award
60% Individual Award – 40% Corporate Award
70% Individual Award – 30% Corporate Award

Note:

(1)

Under exceptional circumstances, whereby the outcome of the corporate award is not reflective of the individual performance of the President & Chief Executive Officer or a material event relating to corporate performance occurs, the Board shall have the ability to exercise its discretion to adjust the President & Chief Executive Officer’s annual performance bonus award accordingly.

Our executive officers and our employees are eligible for an annual performance bonus award between 0 percent and 200 percent. The target annual performance bonus for our NEOs is as follows: President & Chief Executive Officer – 100 percent of annual base salary, Executive Vice–President & Chief Operating Officer, Executive Vice–President & President, Upstream – 80 percent of annual base salary and our other NEOs – 70 percent of annual base salary.

The annual performance bonus process can be illustrated as follows:

Performance bonus awards are payable in the first quarter of each year.

Program Components

For each calendar year, all of our employees, including our executive officers, identify specific priorities and accountabilities that are outlined in their individual annual performance agreements. The priorities align with our strategy and provide performance focus throughout the year.

Corporate Award

The Corporate Award is determined based upon an assessment of a comprehensive set of performance measures that support our Board approved corporate strategy: operational performance, environmental actions, consolidated financial performance and strategic accomplishments, as outlined in our Company-wide Scorecard. The Board reserves the right to exercise discretion in determining the corporate score for the determination of the Corporate Award.

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In 2014, we revised the performance measure weightings to reflect a greater emphasis on relative performance. In total, a 25 percent relative weighting is now applied. The methodology used in our Company-wide Scorecard is as follows:

Performance Measure	Weighting
Operational Performance	Absolute	Relative
We measure our operational performance taking into account results in the areas of: • Production • Capital • Operating Costs • Steam to Oil Ratio (“SOR”) • Reserves • Safety (total recordable injury frequency (“TRIF”), motor vehicle incident rate) We embed environmental factors in our measurement of operational performance to demonstrate our commitment to environmental performance and innovation to assure sustained environmental performance. We also consider other operational measures such as staff count and lost profit opportunity.	38%	17%
Environmental Actions
In addition to embedding environmental factors in our operational performance expectations, to further articulate our commitment to environmental performance, we added an evaluation of specific environmental actions taken by the Corporation during the year. These include wildlife mitigation and monitoring, fresh water usage reduction and various strategic initiatives to improve our environmental footprint.	5%
Consolidated Financial Performance
We measure our financial performance using the following measures: • Finding & Development Costs • Corporate Administrative Costs • Netbacks • Recycle Ratio • Cash Flow • Net Debt to Capitalization • Net Debt to Adjusted EBITDA We also consider financial measures such as reserve replacement cost, debt adjusted production per share, dividends, operating earnings and return on capital.	17%	8%
Strategic Accomplishments
Each year our executive and Board identify strategic accomplishments achieved in the year such as innovation and environmental achievements, start-up of various phases of production, regulatory approvals, wells drilled, business and operating excellence initiatives, organizational capacity achievement and other strategic initiatives undertaken in the year. We also identify areas for improvement.	15%
ACHIEVED CORPORATE PERFORMANCE	75%	25%

We believe the use of the Company-wide Scorecard provides a measured approach to determining the annual corporate award for our President & Chief Executive Officer, our executive officers and our employees.

Assessment of Results

Cenovus evaluates its performance against a number of measures, operational, environmental, financial and strategic, each year as against targets. These targets include budget, relative performance against our peers and in some cases, pre-determined targets. An assessment of outperformed is made when actual performance exceeds the target by five percent. An assessment of performed is achieved when the actual result is within five percent of the target and an underperformed assessment is allocated when the result is five percent or more below the target.

The HRC Committee has the ability to use its discretion in evaluating the performance of our President & Chief Executive Officer and the other NEOs. The HRC Committee may also evaluate the performance of our NEOs relative to achievement as against set goals as outlined in our public guidance documents, as well as against our internal strategic plan and related performance measures.

Cenovus Energy Inc.	39	2016 Management Information Circular

The details of the ten year strategic plan are confidential to the Corporation and are not publicly disclosed as this would cause serious prejudice to Cenovus.

In line with our pay for performance philosophy, our NEOs have the ability to earn a maximum annual performance bonus award of up to two times their target annual performance bonus awards for superior performance (the payment limit for this program). A minimum annual performance bonus award of zero dollars may also be determined in circumstances of very poor performance.

Individual Award

For our executive officers, excluding the President & Chief Executive Officer, the Individual Award, is determined based on the following factors:

•       Achievement of individual priorities and accountabilities of employees as set out in annual performance agreements (for each NEO, these priorities are agreed by the President & Chief Executive Officer).

•       Leadership and commitment.

•       Extraordinary contributions to the Corporation over the past year.

•       Additional value added to the Corporation’s operating and financial results attributable to the individual performance of the executive officer.

•       Behaviours that support our culture.

Long–Term Incentive Program

Long–term incentives are granted based on individual performance and potential, considering retention as required. They reward the achievement of longer-term Company performance and align interests with shareholders.

We developed our long–term incentive program to align the interests of our employees and executive officers with our shareholders through holdings of significant equity interests and to assist with long–term retention. In addition to the intrinsic share price performance risk contained within equity–based incentives, we believe it is important to include additional performance measures that will determine eligibility for and vesting of a portion of long–term incentives that may be granted.

Long–term incentives are granted on an annual basis, in conjunction with our annual compensation cycle, using guidelines based on a review of competitive market data and on individual performance. The Board reserves the right to exercise discretion in determining the amount granted. We utilize the following types of long–term incentives which we believe provide strong governance in our long–term incentive program:

Eligibility
	Other Employees	Executive Officers	Directors
Performance Share Units (“PSUs”) Stock Options Restricted Share Units (“RSUs”)(1) Deferred Share Units (“DSUs”)	✓ ✓ ✓ ✓	✓ ✓ ✓(2) ✓	✓

Note:

(1)

In 2015, we introduced RSUs to non–executive, non–senior employees within certain job levels. RSUs are grants of whole share units. One share unit is equal to the current market price of a Common Share. Share units are paid out in the form of cash or Common Shares, as determined by Cenovus.

(2)	Our NEOs received a one-time grant of RSUs to defer payment of a portion of their 2015 annual performance bonus. The current annual LTI grants to executive officers do not include RSUs.

Performance Share Units

We grant performance–based long–term incentives in the form of PSUs. PSUs are whole share units with an associated performance factor that determines eligibility for vesting. One share unit is equal to the current market price of a Common Share. Share units are paid out in the form of cash or Common Shares purchased in the open market, as determined by the HRC Committee, subject to the employee’s active employment. Dividend equivalents are credited on the eligible PSUs in the form of additional PSUs, consistent with dividends declared on Common Shares, throughout the performance periods.

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In 2015, we introduced the use of relative total shareholder return (“relative TSR”) as the performance measure for vesting of PSUs. The addition of this component provides direct alignment to shareholder interests and will provide “relative to peer context” through the addition of a performance peer group to measure TSR performance.

Relative Total Shareholder Return

The performance eligibility of PSUs based on relative TSR is determined for the three year period, as follows:

Performance	TSR percentile	Performance Score(1)
Minimum	<25th percentile	0 times number granted
Threshold	25th percentile	.50 times number granted
Target	50th percentile	1 times number granted
Maximum	75th percentile	2 times number granted

Note:

(1)	Payout is based on interpolation between the 25th percentile and the 75th percentile.

Relative TSR will be determined and approved by our HRC Committee. PSUs calculated using relative TSR will vest after completion of a three year performance period depending on relative peer performance.

Cenovus has identified a performance peer group for purposes of relative TSR to be companies that have the following common characteristics:

• Upstream energy producers
• Commodity price exposure • Market capitalization of less than $50 billion • Canadian operations • Compete for the same investor dollars

Apache Corporation

Canadian Natural Resources Limited

Crescent Point Energy Corp.
Devon Energy Corporation
Encana Corporation

Husky Energy Inc.

Imperial Oil Limited

Marathon Oil Corporation

MEG Energy Corp.

Murphy Oil Corporation

Suncor Energy Inc.

In all cases, PSUs that do not become eligible to vest at the end of the three-year performance period will not vest or become eligible in subsequent periods and are cancelled. PSUs that do not vest will not be paid and will be cancelled.

LTI Recycle Ratio

For PSUs granted in 2013 and 2014, PSUs are calculated using LTI recycle ratio and become eligible to vest in installments over three annual performance periods, 30 percent at the end of the first annual performance period, 30 percent at the end of the second annual performance period and 40 percent at the end of the third annual performance period. Payment is not made until after the end of the third annual performance period applicable to the grant. We believe that LTI recycle ratio is a key measure of profitability as it measures our ability to generate operating cash flow by producing our reserves

Cenovus Energy Inc.	41	2016 Management Information Circular

relative to the cost incurred to find those reserves. The formula for calculating our LTI recycle ratio that is used to determine eligibility and vesting of PSUs is as follows:

LTI recycle ratio	=	Netback (per BOE)
Finding & Development Costs (per BOE)
(multi–year average)

  Netback is calculated based upon:

•	operating and administrative costs;
•	commodity price (including impacts of hedging and refining margins);
•	royalties; and
•	transportation.

  Finding & Development Costs are calculated for our proved reserves and are based upon:

•	current capital spending (capital efficiency);
•	changes to future development costs; and
•	reported proved reserves additions.

Our LTI recycle ratio takes into account the impact of incremental future development costs, general and administrative costs and the impact of hedging.

We use a multi–year average of Finding & Development Costs to reduce the impact of fluctuations in reserve additions reported during each year so that we can meet one objective of our compensation program, to provide competitive compensation without incenting excessive or inappropriate risk–taking. We calculated our 2010 LTI recycle ratio of 2.80 using a two year average (2009 and 2010) of Finding & Development Costs which reflected our two year reporting history as an independent integrated oil company. Since, 2011, we have calculated our LTI recycle ratio using a three year average of Finding & Development Costs. Our historical approved LTI recycle ratios are 2.70 for 2011, 2.50 for 2012, 2.35 for 2013, 1.45 for 2014 and 0.95 for 2015. We believe that these approved performance measures reflect the corporate performance over the noted time period.

The performance eligibility of PSUs based on LTI recycle ratio is determined as follows:

Performance	LTI recycle ratio	Number of PSUs that become eligible to vest
Threshold	Less than or equal to one	0 times number granted
Target	Equal to two	1 times number granted
Maximum	Equal to three	2 times number granted

These performance eligibility criteria are reviewed annually by our HRC Committee comparing the LTI recycle ratio benchmarks of one, two and three as against independently calculated recycle ratio data of our peers and other integrated and large market capitalization companies. In this way we ensure our performance criteria is grounded and appropriately set in comparison to our peers.

LTI recycle ratios of between 1.0 and 3.0 will result in eligibility of PSUs for vesting on a linear basis. This means that portions of the grant may become eligible to vest on an annual basis in increments of 0.05 depending on the approved LTI recycle ratio. This interpolation approach can be seen in the graph above.

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By way of example, the following table shows how PSUs would be eligible for vesting at the end of each annual performance period based on a grant of 100 PSUs:

Annual performance period	LTI recycle ratio	PSUs that become eligible to vest	Number of PSUs that become eligible to vest
First	2.8	1.8 times 30 percent of PSUs granted	54
Second	1.0	0 times 30 percent of PSUs granted	Nil
Third	1.5	0.5 times 40 percent of PSUs granted	20
Total Eligible			74

PSUs that do not become eligible to vest at the end of an annual performance period will not vest or become eligible in subsequent periods and are cancelled. In our example above, therefore, 30 PSUs do not become eligible to vest at the end of the second annual performance period and are cancelled and 20 PSUs do not become eligible to vest at the end of the third annual performance period and are cancelled. Overall, in our example above, 50 PSUs would not become eligible to vest, would not vest and would be cancelled.

Cenovus Stock Options

The grant of stock options aligns the interests of our employees with shareholders by providing compensation linked to share price appreciation, such that targeted grant values may be achieved only when share price appreciation meets the targeted level.

Granting of options to employees and executive officers is consistent with market practice in our industry. Options granted since 2010 (“Cenovus Options”) under our Employee Stock Option Plan (“ESOP”) have a seven year term from their original grant date and vest based upon the following schedule: 30 percent on the first anniversary date of the grant, 30 percent on the second anniversary date of the grant and the remaining 40 percent on the third anniversary date of the grant.

The grant price of Cenovus Options is the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Cenovus Options is made, or, if the Common Shares have not traded on that day, on the next preceding day on which Common Shares were traded.

Cenovus Options have either associated tandem stock appreciation rights (“TSARs”) or associated net settlement rights as follows:

  TSARs:

•	The right to exercise the Cenovus Options to purchase a specified number of Common Shares is surrendered in favor of cash proceeds (or, at our election, Common Shares).

•

The optionholder will be paid in cash an amount equal to the difference between the pre-surrender date closing price of the Common Shares on the TSX and the grant price multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

  Net settlement rights:

•	The right to exercise the Cenovus Options to purchase a specified number of Common Shares is surrendered in favor of a number of Common Shares.

•

The optionholder will receive the number of Common Shares equal to the difference between the pre-surrender date closing price of the Common Shares on the TSX and the grant price of the Cenovus Option multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

In 2010, Cenovus Options with TSARs were granted. Starting in February 2011, we granted Cenovus Options with net settlement rights.

Cenovus Energy Inc.	43	2016 Management Information Circular

Deferred Share Units

Under our Deferred Share Unit Plan for Employees (“DSU Plan”), our employees (including our executive officers) may elect to convert either 25 percent or 50 percent of their annual performance bonus (which would otherwise be paid in cash) to DSUs. The election is irrevocable and must be made in the calendar year prior to the bonus year. In addition, the DSU Plan allows the HRC Committee, in its discretion, to award a grant of DSUs. Dividend equivalents are credited on the outstanding DSUs in the form of additional DSUs, consistent with dividends declared on Common Shares.

DSUs generally vest when they are credited to the individual’s account, unless the HRC Committee determines otherwise. DSUs may only be redeemed upon the departure of the individual from Cenovus, either by resignation, termination or retirement. When an individual departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from Cenovus. The value of DSUs that may be redeemed is equal to the number of DSUs in the individual’s account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the individual in cash on an after-tax basis.

Retirement and Pension Benefits

Our retirement program is designed to provide long-term financial security and to support retention of our employees, including our executive officers.

We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits. Our program provides competitive retirement and pension benefits, gives long-term financial security and aids with retention.

Cenovus’s Canadian Pension Plan, which includes both a Defined Benefit Option (“DB Plan”) and a Defined Contribution Option (“DC Plan”), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan.

In 2012, we introduced a new option in our DB Plan aimed to retain key employees. Under the new DB Plan option the normal retirement age is 70 (compared to 65 under the legacy DB Plan option) and the early retirement age is 60 (compared to 55 under the legacy DB Plan option). Employees may take their pension as early as age 60 with their pension benefits reduced by 3 percent per year. There is no reduction in benefits for early retirement between age 65 and 69. Employees are eligible to participate in the new DB Plan option when they attain 50 points (determined based upon a minimum 10 years of service and their age). Certain positions of Executive Vice-President, Senior Vice-President and Vice-President are also eligible to participate.

This new option in the DB Plan was made available to employees effective for the July 1, 2012 benefit year and is made available to employees each July 1, based on achievement of eligibility. For those employees electing this new DB Plan option as at July 1, 2012 only, they were permitted to also elect to participate starting on the later of December 1, 2009 or their date of hire, to recognize their contributions to Cenovus since its inception on November 30, 2009 and to extend their retention and retirement to a later date. Those employees who elected to participate on the earlier date were required to transfer their service through a reimbursement of the contributions to their DC Plan for the same time period, such that they were participants in one pension plan option at any given time and to ensure Cenovus was not paying for the same pension benefit twice.

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Those employees who previously participated in our legacy DB Plan option continue to do so. In the legacy DB Plan option, normal retirement is at age 65, although employees may retire as early as age 55 with a reduced pension for early commencement. Pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55).

For all of our DB Plan participants, pension benefits are based on credited service and final average pensionable earnings. Pensionable earnings include base salary plus annual performance bonus capped at 67 percent of salary for our President & Chief Executive Officer and 40 percent for our other NEOs.

We pay pensions from our DB Plan up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted under a registered pension plan.

Under the terms of the DC Plan, contributions are made to an account for each employee or executive officer in the amount of eight percent of pensionable earnings. For executive officers participating in the DC Plan, pensionable earnings include base salary plus annual performance bonus capped at 40 percent of salary. Each employee individually manages the investments made within their accounts. A specified number of investment options are made available by Cenovus within the DC Plan and the accounts held by employees. Contributions to the DC Plan are made by Cenovus up to the limits permitted under a registered pension plan. Additional pension contributions are made to the Cenovus Energy Inc. Canadian Supplemental Defined Contribution Savings Plan for contributions in excess of the limits permitted under a registered pension plan.

As part of the Arrangement, Cenovus assumed the obligation in respect of certain transferred employees to pay and fund pension benefits that had been accrued by the transferred employees under Encana’s pension plans prior to the Arrangement.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits and perquisites at a level competitive with market practice.

The additional elements of compensation that we provide include an annual allowance, company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs.

Cenovus Energy Inc.	45	2016 Management Information Circular

TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2013, December 31, 2014 and December 31, 2015.

In a year where declining oil prices and economic conditions were significantly impacting corporate performance, our Company’s operating and financial performance was exceptional. Cenovus’s executive officers acted decisively to position Cenovus with enhanced balance sheet strength, and delivered strong results on net debt to capitalization, steam to oil ratio and reductions in operating and general and administrative costs. At the same time, our President & Chief Executive Officer’s 2015 total compensation was reduced from 2014 total compensation and reflects a reduction of over 14 percent over a three year time period.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation		Pension Value(3) ($)	All Other Compensation(4) ($)		Total Compensation ($)
					Annual Incentive Plans(2) ($)
Brian C. Ferguson,	2015	1,350,000	2,799,986	2,141,896	1,188,920	(5)	339,294	134,429		7,954,525
President & Chief Executive	2014	1,350,000	2,799,977	2,800,021	1,012,500		341,006	133,131		8,436,635
Officer	2013	1,337,500	2,699,981	2,700,017	1,755,000		619,882	132,394		9,244,774
Ivor M. Ruste,	2015	590,000	1,111,506	688,473	425,068	(5)	240,188	96,429		3,151,664
Executive Vice-President &	2014	590,000	899,982	900,015	389,400		209,714	95,131		3,084,242
Chief Financial Officer	2013	582,500	999,999	999,998	470,820		229,615	94,644		3,377,576
Harbir S. Chhina,	2015	650,000	1,120,281	879,717	390,739	(5)	218,815	96,725		3,356,277
Executive Vice-President,	2014	650,000	1,149,978	1,150,021	292,500		194,108	96,557		3,533,164
Oil Sands	2013	637,500	1,299,982	1,300,012	507,000		265,437	95,819		4,105,750
Robert W. Pease,	2015	600,000	1,511,518	688,477	469,411	(5)	265,007	104,761		3,639,174
Executive Vice-President, Corporate Strategy & President, Downstream(6)	2014	350,000	899,978	900,020	343,134		110,742	640,984	(7)	3,244,858
John K. Brannan (retiring)	2015	760,000	1,049,995	1,050,000	535,455	(5)	122,662	105,515		3,623,627
Executive Vice-President &	2014	760,000	1,499,979	1,500,020	456,000	(8)	189,804	105,195		4,510,998
Chief Operating Officer	2013	752,500	1,649,990	1,650,004	790,400		329,157	104,615		5,276,666

Notes:

(1)

To align with market practice and accounting methodology, the fair value of option-based awards and share-based awards on the grant date is calculated using the Black–Scholes–Merton valuation model for Cenovus Options with net settlement rights, and fair value based on the market value of a Common Share on the grant date for PSUs. The assumptions and fair value for Cenovus Options are set out below:

Model	Black–Scholes–Merton
Common Share Price	$22.22
Volatility	28.27%
Expected Life	4.55 years
Risk–Free Rate	0.75%
Grant Date Fair Value	$3.58 (before forfeitures)

The methodology used to calculate the fair value of option–based awards and share–based awards is the same as the value reported for accounting purposes.

(2)	The Annual Incentive Plan amounts include the annual performance bonus awards earned by our NEOs in the noted year.
(3)	Pension value represents the compensatory change set out in the Compensatory Change column of the Defined Benefit Pension Table.
(4)

All Other Compensation represents annual allowance ($39,600), company–paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs paid in the noted year.

(5)

The Annual Incentive Plan award for 2015 was paid partially in cash, which was reduced 25 percent in 2015 from the amount of cash paid in 2014, and the balance was deferred by payment in RSUs, as follows:

	Cash Payment	Deferred Payment in RSUs	2015 Bonus as a Percent of Target
Brian C. Ferguson	$759,375	$429,545	88%
Ivor M. Ruste	$292,050	$133,018	103%
Harbir S. Chhina	$219,375	$171,364	86%
Robert W. Pease	$441,173	$28,238	98%
John K. Brannan	$342,000	$193,455	88%

(6)	Mr. Pease joined Cenovus as Executive Vice–President, Markets, Products & Transportation on June 2, 2014. His 2014 compensation therefore represents payment for seven months of the year.
(7)	In addition to the amounts described in note (4), includes a one–time signing bonus of $400,000 and relocation program costs of $185,024 paid to Mr. Pease on his hire to Cenovus.
(8)	Mr. Brannan elected to receive 25 percent of his 2014 annual performance bonus award in the form of DSUs.

Cenovus Energy Inc.	46	2016 Management Information Circular

Outstanding Option-Based and Share-Based Awards

The following table outlines the option-based awards and share-based awards outstanding as at December 31, 2015. This table provides a reflection of how stock options align the interests of our executive officers with shareholders, as our executive officers have not earned any value on their stock options as at December 31 2015. The option-based awards have a seven year term such that the expected value of these grants may be realized in future years and provides strong retention for our executive officers.

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of Securities Underlying Unexercised Options(1) (#)	Original Grant Date	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(2) ($)	Number of Shares/Units of Shares That Have Not Vested (#)(3)	Market or Payout Value of Share-Based Awards That Have Not Yet Vested ($)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(5)
Brian C. Ferguson	237,000	17-Feb-2010	26.32	17-Feb-2017	Nil	300,625	5,260,938	2,444,523	(6)
	266,000	24-Feb-2011	37.54	24-Feb-2018	Nil
	396,342	21-Feb-2012	38.73	21-Feb-2019	Nil
	436,896	20-Feb-2013	32.76	20-Feb-2020	Nil
	598,295	19-Feb-2014	28.37	19-Feb-2021	Nil
	598,295	23-Feb-2015	22.22	23-Feb-2022	Nil
Ivor M. Ruste	38,000	17-Feb-2010	26.32	17-Feb-2017	Nil	110,304	1,930,320	360,553
	100,000	24-Feb-2011	37.54	24-Feb-2018	Nil
	172,170	21-Feb-2012	38.73	21-Feb-2019	Nil
	161,812	20-Feb-2013	32.76	20-Feb-2020	Nil
	192,311	19-Feb-2014	28.37	19-Feb-2021	Nil
	192,311	23-Feb-2015	22.22	22-Feb-2022	Nil
Harbir S. Chhina	142,000	17-Feb-2010	26.32	17-Feb-2017	Nil	128,264	2,244,620	Nil
	147,000	24-Feb-2011	37.54	24-Feb-2018	Nil
	223,821	21-Feb-2012	38.73	21-Feb-2019	Nil
	210,358	20-Feb-2013	32.76	20-Feb-2020	Nil
	245,731	19-Feb-2014	28.37	19-Feb-2021	Nil
	245,731	23-Feb-2015	22.22	23-Feb-2022	Nil
Robert W. Pease	192,312	02-Jun-2014	32.27	02-Jun-2021	Nil	92,456	1,617,980	113,085
	192,312	23-Feb-2015	22.22	23-Feb-2022	Nil
John K. Brannan	190,000	17-Feb-2010	26.32	17-Feb-2017	Nil	147,481	2,580,918	87,395
	206,000	24-Feb-2011	37.54	24-Feb-2018	Nil
	266,862	21-Feb-2012	38.73	21-Feb-2019	Nil
	266,991	20-Feb-2013	32.76	20-Feb-2020	Nil
	320,517	19-Feb-2014	28.37	19-Feb-2021	Nil
	293,296	23-Feb-2015	22.22	23-Feb-2022	Nil

Notes:

(1)	The number of securities underlying unexercised options includes both vested and unvested options.
(2)	The value of unexercised in-the-money options is based on the December 31, 2015 closing price of the Common Shares on the TSX of $17.50.
(3)

The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2013, 2014, and 2015 plus the number of dividend equivalents credited in 2013, 2014, and 2015 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of LTI recycle ratio for the 2013 and 2014 grants and relative TSR for the 2015 grant, as discussed under Long-Term Incentive Program in the CD&A section of this circular and may not become eligible or vest and may be cancelled.

(4)

The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the December 31, 2015 closing price of a Common Share on the TSX of $17.50 and the actual number of units (not rounded).

(5)

The market or payout value of vested share-based awards not paid out or distributed represents Annual Incentive Plan amounts paid in the form of DSUs to Mr. Ferguson for 2009, 2010 and 2011 and to Mr. Ruste for 2009 and is based on the December 31, 2015 closing price of a Common Share on the TSX of $17.50.

(6)

Pursuant to the arrangement, Encana DSUs held by Mr. Ferguson were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to Mr. Ferguson was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

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Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of option–based and share–based awards that vested during 2015 and the value of non–equity incentive plan compensation that was earned in 2015.

Name	Option–based Awards – Value Vested During the Year(1) ($)	Share–based Awards – Value Vested During the Year(2) ($)	Non–Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Brian C. Ferguson	Nil	1,930,563	1,188,920
Ivor M. Ruste	Nil	838,607	425,068
Harbir S. Chhina	Nil	1,090,170	390,739
Robert W. Pease	Nil	N/A	469,411
John K. Brannan	Nil	1,299,834	535,455

Notes:

(1)	The value vested during the year is calculated on the assumption that the NEO exercised the option–based awards on the date they vested.
(2)

The value vested during the year is calculated as the number of units vested times the December 30, 2015 closing price of the Common Shares on the TSX of $17.52. No share-based awards vested for Mr. Pease in 2015.

(3)

Non–Equity Incentive Plan Compensation includes the amount of the annual performance bonus awards earned by our NEOs in 2015, as paid in 2016. The value was paid out partially in cash and partially deferred by payment in RSUs as follows:

	Cash Payment	Deferred Payment in RSUs	2015 Bonus as a Percent of Target
Brian C. Ferguson	$759,375	$429,545	88%
Ivor M. Ruste	$292,050	$133,018	103%
Harbir C. Chhina	$219,375	$171,364	86%
Robert W. Pease	$441,173	$28,238	98%
John K. Brannan	$342,000	$193,455	88%

Defined Benefit Pension Table

The pension amount payable to participants in the DB Plan is based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan. The final average pensionable earnings are determined based upon the highest average consecutive base salary plus performance bonus in five of the last 10 years. For our President & Chief Executive Officer the performance bonus amount is capped at 67 percent of base salary and for our other NEOs the performance bonus amount is capped at 40 percent of base salary. Our DB Plan is contributory such that our NEOs contribute four percent of pensionable earnings to the registered pension plan up to an annual maximum.

Under the legacy DB Plan option, pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Under the new DB Plan option, pensions are paid on an unreduced basis from age 65. Pensions are reduced by 1/4 of 1 percent for each month that the participant retires prior to age 60 under the legacy DB Plan option and age 65 under the new DB Plan option. For participants that were in the Alberta Energy Company Ltd. predecessor plan, pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003 or from age 60 (or 30 years of service, if earlier, but after age 55) for service after January 1, 2003. Pensions are reduced by 1/4 of 1 percent for each month prior to age 62 for service prior to January 1, 2003, or age 60 for service after January 1, 2003.

For single participants, pensions are paid for life but continue for a minimum of 10 years after retirement. For married participants, pensions are paid for life but reduce to a 60 percent pension to the surviving spouse after the participant’s death. Total pension payments to the participant and spouse continue for a minimum of 5 years after retirement.

Cenovus Energy Inc.	48	2016 Management Information Circular

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non–compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)		Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation(1) ($)		Compensatory Change(2) ($)	Non– Compensatory Change(3) ($)		Closing Present Value of Defined Benefit Obligation(1) ($)
			At Year End	At Age 65
Brian C. Ferguson	33.2500	(4)	1,376,468	1,622,585	26,509,724	(5)	339,294	(2,543,551)		24,305,467	(6)
Ivor M. Ruste	6.0833	(7)	96,007	163,080	1,396,143		240,188	(144,234)		1,492,097
Harbir S. Chhina	6.0833	(7)	100,800	259,596	1,532,430		218,815	(214,817)		1,536,428
Robert W. Pease	1.5	(8)	20,400	124,667	137,788		265,007	(55,935)		346,860
John K. Brannan	14.0833	(9)	39,699	53,794	10,674,971	(10)	122,662	(10,099,861	)(11)	697,772

Notes:

(1)

The defined benefit obligation (as defined by Form 51–102F6) on the date specified is determined using the same methodology and assumptions disclosed in the note to Cenovus’s consolidated financial statements.

(2)	Includes service cost net of employee contributions plus the difference between actual and estimated earnings.
(3)	Includes interest on the defined benefit obligation for the period, employee contributions plus changes in the discount rate, inflation rate and other net experience as at December 31, 2015.
(4)	Includes three additional years of service granted under an individual agreement.
(5)

Includes optional contributions account balance of $85,773, as of December 31, 2014, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.

(6)

Includes optional contributions account balance of $85,602, as of December 31, 2015, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.

(7)

Effective July 1, 2012, member elected to join the new DB Plan option, with past service credited to December 1, 2009. Past service credit was offset by a return of employer contributions to the DC Plan.

(8)	Mr. Pease joined the DB Plan effective July 1, 2014.
(9)	Includes 16.50 additional years of past service granted under an individual agreement on hire, to recognize service with a prior employer.
(10)	Obligation adjusted to reflect benefit payable from a prior employer of $58,479 per year payable at age 60.
(11)	Includes $1,142,566 due to settlement of Supplemental DB Plan benefits.

Defined Contribution Pension Table

The NEOs reflected in this table elected to join the DB Plan option in 2012. Accordingly, Cenovus no longer makes contributions to the DC Plan on behalf of these individuals.

The following table outlines the change in value of DC Plan holdings in 2014.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End(1) ($)
Ivor M. Ruste(2)	232,212	Nil	256,154
Harbir S. Chhina(2)	454,664	Nil	464,017

Notes:

(1)	Includes investment earnings during 2015.
(2)	Effective July 1, 2012, member elected to join the new DB Plan option with past service credited to December 1, 2009 and is accruing benefits under the DB Plan.

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Employment, Severance and Change in Control Arrangements

In December 2009, we entered into change in control agreements with each of our executive officers, with the exception of Mr. Pease with whom we entered into a change in control agreement effective June 2, 2014. In addition, our executive officers receive the same treatment as other employees on a change in control in respect of PSUs and Cenovus Options as outlined in the applicable grant agreements. Cenovus has not entered into any other employment or severance arrangements with our executive officers.

Change in Control Agreements

The change in control agreements that have been entered into with our executive officers provide for a “double trigger” for payment of severance benefits. First, a change in control as defined in the agreement must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination by the executive officer for certain specified reasons such as a material reduction in responsibilities or in salary and benefits.

The terms of the change in control agreements provide for the following severance benefits should both aspects of the double trigger be activated (change in control and termination of employment):

•

A lump sum severance payment representing the amount of salary and bonus, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs. The bonus is determined based upon the average of the bonus payments paid to the executive officer over the preceding five-year period.

•	Medical, dental and insurance benefits continue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

•

Long-term incentives (Cenovus Options and PSUs) vest in accordance with the terms of the grant agreement applicable to each type of long-term incentive, on a change in control. Therefore, all Cenovus Options would immediately vest and be available for exercise, for a period of 36 months (or expiry, if earlier) for our President & Chief Executive Officer and for a period of 24 months (or expiry, if earlier) for our other NEOs. One times the number of PSUs granted would vest immediately and be paid out.

•	Pension benefits continue to accrue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

Long-Term Incentive Grant Agreements

Under the terms of the grant agreements applicable to each type of long-term incentive, on a change in control, for all optionholders (including our executive officers) Cenovus Options will immediately vest and PSUs will become eligible and immediately vest based on target, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest.

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Change in Control Table

The following table outlines the amounts that would be payable to our NEOs if a change in control occurred on December 31, 2015 and, in the case of the change in control agreements, employment terminated as a result of the change in control on December 31, 2015.

Name	Long-Term Incentive Grant Agreements Value of Exercisable Vested Long-Term Incentives(1) ($)	Change in Control Agreements
		Cash Severance ($)	Annual Incentive Plan(2) ($)	Value of Exercisable Vested Long-Term Incentives(1) ($)	Pension Benefits ($)	Other Compensation and Benefits(3) ($)	Total ($)
Brian C. Ferguson	5,260,938	4,050,000	5,283,375	5,260,938	3,081,436(4)	403,287	18,079,036
Ivor M. Ruste	1,930,320	1,180,000	1,025,560	1,930,320	622,346(5)	192,858	4,951,084
Harbir S. Chhina	2,244,620	1,300,000	952,094	2,244,620	507,613(5)	193,450	5,197,777
Robert W. Pease	687,172	1,200,000	686,268	687,172	384,245(5)	209,522	3,167,207
John K. Brannan	2,580,918	1,520,000	1,628,864	2,580,918	291,522(5)	211,030	6,232,334

Notes:

(1)

The value of exercisable vested long-term incentives is calculated by multiplying the number of options that would vest on a change in control by the difference between the grant price and $17.50, the closing price of a Common Share on the TSX on December 31, 2015, and then adding the number of PSUs that would vest on a change in control multiplied by $17.50, the closing price of a Common Share on the TSX on December 31, 2015.

(2)

The Annual Incentive Plan amount is calculated based upon the average of the annual performance bonus awards paid to our NEOs over the preceding five-year period. The average is then applied to a period of 36 months for our President & Chief Executive Officer and to a period of 24 months for our other NEOs.

(3)

The value of Other Compensation and Benefits is the amount in the column titled “Other Compensation” in the Summary Compensation table multiplied by three for our President & Chief Executive Officer and by two for our other NEOs representing a period of 36 months or 24 months, respectively.

(4)

In the event of a change in control and termination of employment on December 31, 2015, Mr. Ferguson would have been credited with additional pensionable service of 36 months. The calculation of Mr. Ferguson’s five-year final average pensionable earnings is based on his annual base salary plus annual performance bonus (capped at 67 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2018. This incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Ferguson’s accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2015. The discount rates used are 2.1 percent for ten years and 3.7 percent thereafter.

(5)

In the event of a change in control and termination of employment on December 31, 2015, Mr. Ruste, Mr. Chhina, Mr. Pease and Mr. Brannan would have been credited with additional pensionable service of 24 months. The calculation of five-year final average pensionable earnings is based on respective annual base salary plus annual performance bonus (capped at 40 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the respective age attained at December 31, 2017. The incremental lump sum pension value is equal to the difference between the actuarial present values of the accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2015. The discount rates used are 2.1 percent for ten years and 3.7 percent thereafter.

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ADDITIONAL COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

The Employee Stock Option Plan (“ESOP”) is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2015, there were an aggregate of 45,758,974 Cenovus Options outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under option plans (excluding securities reflected in column (a)) (c)
Option plans approved by securityholders	45,758,974	31.25	11,643,805
Option plans not approved by securityholders	Nil	Nil	Nil
Total	45,758,974	31.25	11,643,805

As of March 4, 2016, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus’s savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 69 million Common Shares, representing approximately 8.27 percent of outstanding Common Shares. In addition, directors, executive officers and employees held 1,551,920 DSUs, 4,032,002 PSUs and 2,337,327 RSUs.

Shares Reserved for Issuance A maximum of 64 million Common Shares have been reserved for issuance under the ESOP, representing approximately 7.68 percent of the total number of outstanding Common Shares as at

December 31, 2015. There were 45,758,974 Cenovus Options outstanding under the ESOP and 11,643,805 Cenovus Options available for grant, representing approximately 5.49 percent and 1.40 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2015. During the year ended December 31, 2015, an aggregate of 4,105,965 Cenovus Options were granted representing approximately 0.49 percent of the total number of outstanding Common Shares as at December 31, 2015. Common Shares reserved for previously granted options that expire or terminate without having been fully exercised may be reserved for a subsequent option.

See Appendix A for more information on the ESOP.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board recognizes that corporate governance is fundamental to generating long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed leading and reliable systems to ensure the interests of Cenovus shareholders are well protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators (“CSA”) and the U.S. Securities and Exchange Commission (“SEC”), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock

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Exchange (“NYSE”) are generally not applicable to non-U.S. companies, however, we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This Statement of Corporate Governance Practices has been approved by the Board, on the recommendation of the NCG Committee, and is based on CSA National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”).

BOARD OF DIRECTORS

Independence, Other Directorships and Interlocks, and Board Assessment and Renewal See the Information on the Board and Director Nominees section of this circular for information regarding determinations of director and director nominee independence and other public company board memberships held by our directors and director nominees. Additional information on each Cenovus director can be found in the Information on the Board and Director Nominees – Director Nominees section of this circular. See the Board Assessment and Renewal section of this circular for information on assessment of effectiveness and Board renewal.

In-Camera Sessions At all eight of the Board meetings held in 2015, our independent directors held an in-camera session, without our non-independent director and management members in attendance, to facilitate open and candid discussion among independent directors.

Majority Voting See the Business of the Meeting – Election of Directors – Majority Voting Policy section of this circular for a description of our Majority Voting Policy.

Our Shareholder Advisory Vote on Executive Compensation Policy provides an overview of our commitment to compensation disclosure and information about our annual shareholder advisory vote on executive compensation. The purpose of the Say on Pay Policy is to provide Board accountability to the shareholders of Cenovus for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves. Additional information may be found in the Business of the Meeting – Shareholder Advisory Vote on Executive Compensation section of this circular. The Say on Pay Policy is available on our website at cenovus.com.

Shareholder Communication and Engagement Our Board has a Board Shareholder Communication & Engagement Policy (the “Engagement Policy”). The purpose of the Engagement Policy is to further the Board’s commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board’s undertakings in regards to communicating with shareholders and its approach to shareholder engagement and provides information on how interested shareholders can contact our Board. The Engagement Policy and the contact information of our Investor Relations group are available on our website at  cenovus.com.

Board of Directors’ Mandate

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board of Directors’ Mandate (the “Board Mandate”) sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below. The Board Mandate is set out as Appendix B to this circular and is available on our website at cenovus.com.

The Chair of our Board is required to ensure that our Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Supervision of Management Our Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer’s performance against a set of mutually agreed upon corporate objectives directed at

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maximizing shareholder value. The HRC Committee provides recommendations to our Board on succession planning, on senior management development and on the performance of management. Annually, the HRC Committee measures management’s performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports management’s commitment to training and developing all employees.

Consideration Given to the Representation of Women in Executive Officer Appointments One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity, including gender, and is committed to identifying and appointing executive officers who are highly qualified based on their skills, expertise and industry experience and to considering diversity criteria, including gender, ethnicity, age and other distinctions, when appointing executive officers.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions Cenovus is committed to gender diversity on its Board and in executive officer positions, and its obligations under its Board Diversity Policy. While diversity, including gender diversity, is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available, which may mean adding male or female candidates, and as a result cannot commit to selecting a candidate whose gender is a decisive factor above all other considerations. Accordingly, the Board has not adopted a formal target to be achieved by a specified date for the gender composition of the Board or executive officers. However, the Board Diversity Policy includes an aspirational target to have at least one-third of independent members of the Board be women by 2020 and commits the Board to periodically, but at least once every five years, consider the need for a renewal program intended to achieve what the Board believes to be a then desirable distribution of skills, age, gender and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition.

Gender Diversity on the Board and in Executive Officer Positions As at December 31, 2015, one of ten (10 percent) of the Board members, two of eight (25 percent) of the executive officers (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Corporation and two of fifteen (13 percent) of the executive officers of the Corporation and its major subsidiaries are women.

Strategic Plan Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. Our Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management is required to seek our Board’s approval for any transaction that would have a significant impact on our strategic plan.

Our Board also conducts a separate annual “Blue Sky” strategy session with management. At such session, the Board discusses with management high level matters with a longer term perspective which may affect our business. The session assists management in its preparations for the development of the annual strategic plan.

Risk Management Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Our Board is responsible for ensuring an adequate system of internal control exists to identify our principal risks, including operational risks, and to monitor the process to manage such risks. In accordance with this responsibility, our Board approved our enterprise risk management program, which established a systematic process for identifying, measuring, prioritizing and managing risk across Cenovus. All risks are assessed for their potential impact on the achievement of Cenovus’s strategic objectives as well as their likelihood of occurring. Risks are analyzed through the use of a risk matrix and other standardized assessment tools. The Board oversees the implementation of the enterprise risk management program by management and provides oversight for risk management activities.

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The Audit Committee reviews our risk management framework and management’s identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with internal and external auditors.

Communications Our Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. Our news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at sedar.com and the database maintained by the SEC known as EDGAR at sec.gov. These documents and other information are also available on our website at cenovus.com

Our Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

(a)	meetings and communications with shareholders pursuant the Board Shareholder Communication & Engagement Policy;

(b)	shareholders may send comments via email to investor.relations@cenovus.com;

(c)

a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5; and

(d)	our transfer agent and registrar, Computershare, has a website computershare.com/Cenovus and a toll-free number (1-866-332-8898) to assist shareholders.

Expectations of Directors The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a Code of Business Conduct & Ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. For more information on our Code of Business Conduct & Ethics, see Ethical Business Conduct – Code of Business Conduct & Ethics in this Statement of Corporate Governance Practices. The Board does not have a retirement policy for its directors.

Corporate Governance Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure our Board functions independent from management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to management’s authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

Nominating and Corporate Governance Committee

The NCG Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

Director Nomination The NCG Committee’s primary duties and responsibilities are to identify individuals qualified to become Board members, recommend to the Board proposed nominees for election to the Board at the next annual meeting of shareholders and develop and recommend to the Board corporate governance principles applicable to Cenovus. For more information on nomination of directors, see the Board Assessment and Renewal section of this circular.

Board Assessments The NCG Committee oversees the evaluation and assessment of the effectiveness and contribution of our Board as a whole, the Board committees and individual directors, including the Board Chair. For more information on our board assessments and related processes, see the Board Assessment and Renewal—Board Assessment Process section of this circular.

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Review of Governance Practices The NCG Committee also considers, develops and recommends corporate governance issues or principles for review, discussion or action by the Board or a Board committee, as appropriate. The NCG Committee reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board and is responsible for this Statement of Corporate Governance Practices. The NCG Committee also monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee Mandate is available on our website at cenovus.com.

Audit Committee

The Audit Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to oversight.

The Audit Committee’s primary duties and responsibilities are to oversee and monitor the effectiveness and integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance, oversee audits of our financial statements, review and evaluate our risk management framework and related processes including the supporting guidelines and practice documents, review and approve management’s identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the qualifications, independence and performance of our external auditors and internal auditing group, provide an avenue of communication among the external auditors, management, the internal auditing group and the Board, and report to the Board regularly.

The Audit Committee Mandate requires all members to be financially literate, as defined in NI 52-110. In particular and in accordance with SEC requirements, at least one member (“audit committee financial expert”) shall have demonstrated through relevant experience:

•	an understanding of accounting principles and financial statements;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

Mr. Taylor has been determined by the Board to be an audit committee financial expert.

Audit Committee members are not permitted to simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

Audit Quality The Audit Committee oversees and monitors the qualifications, independence and performance of our external auditors. In 2014, the Audit Committee conducted a comprehensive review of Cenovus’s external auditor, PricewaterhouseCoopers LLP, to ensure audit quality as required by the Audit Committee’s mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the period from inception of Cenovus Energy Inc. (December 1, 2009) to December 31, 2014 and focused on the following key factors affecting audit quality:

•	independence, objectivity and professional skepticism of the external auditor;

•	quality of the external auditor’s engagement team; and

•	quality of the communications and interactions between the Audit Committee and the external auditor.

The comprehensive review was completed and reported on in early 2015 and the Audit Committee determined it was satisfied with the audit quality provided by PricewaterhouseCoopers LLP.

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In 2014 the Audit Committee oversaw the external audit partner rotation process. Effective upon the release of the consolidated financial statements of Cenovus for the year ended December 31, 2014 and the auditor’s report thereon, the audit partner responsible for Cenovus’s audit retired and a new audit partner with significant industry experience, was designated. In accordance with applicable requirements, the audit partner is rotated at least every five years.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2015, filed on SEDAR at sedar.com and available on our website at cenovus.com.

The Audit Committee Mandate is available on our website at cenovus.com.

Reserves Committee

The Reserves Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to overseeing the evaluation and disclosure of our oil and gas reserves and resources. One hundred percent of our reserves are evaluated annually by independent qualified reserves evaluators.

The Reserves Committee’s primary duties and responsibilities are to review our procedures relating to the disclosure of information with respect to oil and gas activities (as defined in National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities), annually review the selection of the independent qualified reserves evaluators appointed to report to the Board on our oil and gas activities and annually review and approve the expected fees of the independent qualified reserves evaluators, review our annual reserves data prior to public disclosure, and review our annual resources data, other than its annual reserves data, prior to public disclosure.

The Reserves Committee Mandate is available on our website at cenovus.com.

Safety, Environment and Responsibility Committee

The SER Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to oversight and governance.

In fulfilling its mandate, the SER Committee’s primary duties and responsibilities are to review, report and make recommendations to the Board with respect to our policies, standards and practices regarding corporate responsibility and our commitment to the integration into our affairs of the principles set forth in our Corporate Responsibility Policy, including safety, social, environmental, ethical and economic considerations.

The SER Committee Mandate and our Corporate Responsibility Policy are available on our website at cenovus.com.

Human Resources and Compensation Committee

The HRC Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to compensation of employees and directors, human resources matters, pension matters and overseeing the investment management of our savings and investment plans.

The HRC Committee’s primary duties and responsibilities are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources matters in support of the achievement of our business strategy and making recommendations to the Board, as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance against those goals and objectives and making recommendations to the Board with respect to the Chief Executive Officer’s compensation. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of our savings and investment plans.

Succession Planning The HRC Committee oversees succession planning for senior management at Cenovus. No less than annually, the HRC Committee, the Chief Executive Officer and the Executive Vice-President, Safety & Organizational Effectiveness, devote significant time to reviewing the performance of the senior leadership team and talent management activities, particularly succession plans and the internal talent pool, as well as planning for retirements and illness, disability and other unscheduled absences. This includes long-range planning for executive development and succession to ensure leadership sustainability and continuity.

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The HRC Committee Mandate is available on our website at cenovus.com.

Position Descriptions

The Board has approved position descriptions for the President & Chief Executive Officer, the Board Chair and each Board committee Chair, which are each available on our website at cenovus.com.

The President & Chief Executive Officer’s fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer’s performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the CD&A section of this circular.

The fundamental responsibility of the Chair of the Board is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters.

The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

Board Assessments

For information on board assessments, see the Board Assessment and Renewal - Board Assessment Process section of this circular.

Orientation and Continuing Education of Directors

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation We have a formal program for new directors regarding, among other things, the role of the Board, its committees and directors and the nature and operation of our business. It includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective executive and senior operating staff. As part of the formal orientation, new directors receive an information package containing our strategic planning materials, directors’ information handbook, recently issued disclosure materials and independent third-party peer comparison information. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with the Chair of our Board, our President & Chief Executive Officer or any other director they may choose. Directors are also provided with opportunities throughout the year to meet with management for informal question and answer discussions.

Continuing Education We provide continuing education opportunities for all directors so that individual directors can enhance their skills as directors and strengthen their understanding of our business environment. Opportunities during 2015 included the following:

•

In May, directors conducted an Independent Strategy Review Session facilitated by Professor Michael Porter of The Institute for Strategy and Competitiveness, Harvard Business School. In attendance were Ms. Nielsen and Messrs. Cunningham, Daniel, Delaney, Grandin, Leer, Rampacek, Taylor, Thomson and Ferguson.

•

In July, directors attended a Safety, Environment and Responsibility tour held in Calgary, with presentations by Cenovus staff on the topics of Community Learning/Aboriginal Engagement, Oil Sands Regulatory matters, the Cenovus Operations Management System (COMS) Performance Update, and Process Safety. In attendance were Ms. Nielsen and Messrs. Cunningham, Daniel, Grandin, Leer, Rampacek, Taylor, Thomson and Ferguson.

•

In July, directors attended an Information Security and Cyber Risk Workshop presented by Cenovus staff. In attendance were Ms. Nielsen and Messrs. Cunningham, Daniel, Delaney, Grandin, Leer, Rampacek, Taylor, Thomson and Ferguson.

•

In October, directors attended a Technology Workshop presented by Cenovus staff. In attendance were Ms. Nielsen and Messrs. Cunningham, Daniel, Delaney, Grandin, Leer, Rampacek, Taylor, Thomson and Ferguson.

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•

In October, directors attended a Safety, Environment and Responsibility Workshop presented by Cenovus staff, entitled “Political Risk”. In attendance were Messrs. Cunningham, Daniel, Delaney, Grandin, Leer, Rampacek, Taylor, Thomson and Ferguson.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

Ethical Business Conduct

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics The Code of Business Conduct & Ethics applies to all directors, officers, employees, contractors and consultants. The Code of Business Conduct & Ethics makes specific reference to the protection and proper use of our assets, fair dealings with our stakeholders, detection and prevention of fraud and compliance with laws and regulations. All of our directors, officers, employees, contractors and consultants are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available on our website at cenovus.com.

Investigations Practice We have an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to: confirm an individual director’s potential conflict with the Chief Executive Officer; provide advice to the Chair for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Disclosure, Confidentiality and Employee Trading We have a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

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Key Governance Documents

Many policies and practices support our corporate framework. The following documents constitute key components of our corporate governance system and are available on our website at cenovus.com:

•	Code of Business Conduct & Ethics

•	Corporate Responsibility Policy

•	Board of Directors’ Mandate

•	Board Diversity Policy

•	Policy on Directors’ Voting Procedures (or “Majority Voting Policy”

•	Board Shareholder Communication & Engagement Policy

•	Chair of the Board of Directors and Committee Chair General Guidelines

•	President & Chief Executive Officer General Guidelines

•	Audit Committee Mandate

•	Human Resources and Compensation Committee Mandate

•	Nominating and Corporate Governance Committee Mandate

•	Reserves Committee Mandate

•	Safety, Environment and Responsibility Committee Mandate

ADDITIONAL INFORMATION

For those shareholders who cannot attend the meeting in person, we have made arrangements to provide a live webcast of the meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website cenovus.com and will also be provided in a news release prior to the meeting. Our financial information is contained in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2015.

The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2017 is December 5, 2016. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

Additional information concerning Cenovus, including our audited consolidated financial statements and management’s discussion and analysis thereon, is available on SEDAR at sedar.com, EDGAR at sec.gov and on our website at cenovus.com. Information on or connected to our website, even if referred to in this circular, does not constitute part of this circular. You may also send your request to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

If you have any questions about the information contained in this circular or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, D.F. King Canada, at:

North American Toll-Free Phone:

1-800-622-1642

Banks, Brokers and collect calls: 201-806-7301

Toll-Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

The contents and the sending of this management information circular have been approved by the Board.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 4, 2016

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APPENDIX A

ADDITIONAL INFORMATION ON THE EMPLOYEE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our ESOP was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the ESOP.

Insiders The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the ESOP, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach TSARs or net settlement rights to Cenovus Options. Subject to regulatory requirements, the terms, conditions and limitations of Cenovus Options granted under the ESOP will be determined by the HRC Committee and set out in an option agreement.

Exercise Price The exercise price of a Cenovus Option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Cenovus Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Cenovus Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Expiry Each Cenovus Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Cenovus Option was granted as the HRC Committee may determine. Prior to a Board approved amendment to the ESOP effective February 10, 2010, Cenovus Options could be granted for a period not exceeding five years from the date of grant. Shareholder approval was not sought for this amendment because it was approved by the Board in accordance with the specific amendments provision of the ESOP.

TSARs Cenovus Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Cenovus Options to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Cenovus Options, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying Common Shares are forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Cenovus Option grants.

Net Settlement Rights Net settlement rights entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Cenovus Options and contemporaneous exercise of the associated net settlement rights, less the grant price of the Cenovus Option then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

Adjustments Adjustments will be made to the exercise price of a Cenovus Option, the number of Common Shares delivered to an optionholder upon exercise of a Cenovus Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Cenovus Options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Non-Assignable and No Rights as a Shareholder A Cenovus Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Cenovus Option or otherwise through the holding of Common Shares. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of a Cenovus Option expires during, or within ten business days following, a period when option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such Cenovus Option will be extended to the date which is ten business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such Cenovus Option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the ESOP in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Cenovus Option previously granted. Any amendment to be made to the ESOP is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the ESOP or a specific Cenovus Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change in control, retirement, death or disability, accelerating the terms of vesting applicable to any Cenovus Option or group of Cenovus Options;

(ii)	altering the terms and conditions of vesting applicable to any Cenovus Option or group of Cenovus Options;

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(iii)	changing the termination provisions of the ESOP or any Cenovus Option, provided that the change does not provide for an extension beyond the original expiry date of such option;

(iv)	accelerating the expiry date in respect of a Cenovus Option;

(v)	determining the adjustment provisions pursuant to the ESOP. See Adjustments above;

(vi)	amending the definitions contained within the ESOP and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of a Cenovus Option or TSAR.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any Cenovus Option or group of Cenovus Options other than in the event of a change in control, retirement, death or disability;

(ii)	any increase in the number of Common Shares reserved for issuance under the ESOP;

(iii)	any reduction in the grant price or cancellation and reissue of Cenovus Options;

(iv)	any extension of the term of a Cenovus Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

(vii)	any allowance for the transferability or assignability of Cenovus Options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the ESOP; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

APPENDIX B

BOARD OF DIRECTORS MANDATE

The fundamental responsibility of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•

Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•

Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities, and operate in a manner consistent with recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•

Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

Board Process/Effectiveness

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

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•

Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

ADVISORIES

Forward-Looking Information

This circular contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the Corporation’s experience and perception of historical trends. This forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “position”, “goal”, “plan”, “forecast”, “future”, “target”, “could”, “should”, “focus”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about future value, the Corporation’s future ability to survive and seize opportunities, future strength of our industry, and the strength of the Corporation’s position. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus’s current guidance, available at cenovus.com and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include the risk factors and uncertainties identified in Cenovus’s Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2015, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, available on SEDAR at sedar.com, EDGAR at sec.gov and on cenovus.com.

Information on or connected to the Corporation’s website cenovus.com does not form part of this circular.

Oil and Gas Information

The reserves data referenced in this circular has an effective date of December 31, 2015 and was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook and in compliance with National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities. For additional information regarding our reserves and other oil and gas information, please refer to our Annual Information Form and Form 40-F for the year ended December 31, 2015, available on SEDAR at sedar.com, EDGAR at sec.gov and on cenovus.com.

Certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Non-GAAP Measures

This circular contains references to certain non-GAAP measures, including cash flow, operating cash flow, free cash flow, operating free cash flow, operating earnings (loss), debt, net debt, capitalization, adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), net debt to capitalization and net debt to adjusted EBITDA. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other issuers. For definitions and discussion of the use and reconciliation of these measures, please refer to Cenovus’s Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2015, available on SEDAR at sedar.com, EDGAR at sec.gov and on our website at cenovus.com.

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500 Centre Street SE
PO Box 766
Calgary, AB T2P 0M5

299881 | January 2016 | © Cenovus Energy Inc. 2016